     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 1, 1997
                                                      REGISTRATION NO. 333-22235
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            KAYNAR TECHNOLOGIES INC.

             (Exact name of Registrant as specified in its charter)

           DELAWARE                          3452                  33-0591091
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                           800 S. STATE COLLEGE BLVD.
                          FULLERTON, CALIFORNIA 92831
                                 (714) 871-1550

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              MR. DAVID A. WERNER
                            EXECUTIVE VICE PRESIDENT
                            KAYNAR TECHNOLOGIES INC.
                           800 S. STATE COLLEGE BLVD.
                          FULLERTON, CALIFORNIA 92831
                                 (714) 871-1550

  (Name and address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

         C. JAMES LEVIN, ESQ.                      JOHN R. LIGHT, ESQ.
        O'MELVENY & MYERS LLP                        LATHAM & WATKINS
        400 SOUTH HOPE STREET                     633 WEST FIFTH STREET
  LOS ANGELES, CALIFORNIA 90071-2899        LOS ANGELES, CALIFORNIA 90071-2007
            (213) 669-6000                            (213) 485-1234

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
--------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
--------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED APRIL 1, 1997

PROSPECTUS

                                2,000,000 SHARES

[KTI LOGO]
                            KAYNAR TECHNOLOGIES INC.

                                  COMMON STOCK
                             ---------------------

    Of the 2,000,000 shares of Common Stock offered hereby (the "Offering"), 1,800,000 shares are being sold by Kaynar Technologies Inc. (together with its consolidated subsidiaries, the "Company") and 200,000 shares are being sold by the Selling Stockholder (as defined herein). Prior to the completion of the Offering, the Selling Stockholder owns approximately 79.5% of the outstanding shares of the Company on a fully-converted basis due to its holdings of the Company's Series C Convertible Preferred Stock. Proceeds of the Offering will be used, among other things, to repay approximately $18 million in debt owed by the Company to the Selling Stockholder. See "Principal Stockholders and Selling Stockholder." The Company will not receive any proceeds from the sale of shares by the Selling Stockholder.

    Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Common Stock will be between $14.00 and $16.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "KTIC," subject to official notice of issuance.
                             ---------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                             Underwriting                               Proceeds to
                                          Price to           Discounts and         Proceeds to            Selling
                                           Public           Commissions(1)         Company(2)           Stockholder
Per Share..........................           $                    $                    $                    $
Total(3)...........................           $                    $                    $                    $

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting estimated expenses of $      payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions,
    Proceeds to Company and Proceeds to Selling Stockholder will be $        ,
    $      , $        and $      , respectively. See "Underwriting."
                             ---------------------

    The shares of Common Stock offered by this Prospectus are offered severally by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Lehman Brothers Inc.,
New York, New York on or about            , 1997.
                             ---------------------

LEHMAN BROTHERS                                         PAINEWEBBER INCORPORATED

           , 1997

[IMAGE MATERIAL: PICTURES OF VARIOUS END-PRODUCTS USING THE COMPANY'S PRODUCTS:
                                  BOEING 747;
  BOEING 777; AIRCRAFT JET TURBINE ENGINE; AIRBUS A340; FRENCH HIGH-SPEED TGV
                                    RAILWAY
   LOCOMOTIVE; LOCKHEED F-117 STEALTH FIGHTER; M-1 ABRAMS MAIN BATTLE TANK.]

     [IMAGE MATERIAL: PICTURES OF VARIOUS AIRCRAFT AND AUTOMOBILE ASSEMBLY
                        FACILITIES; PICTURES OF VARIOUS
PRODUCTS OF THE COMPANY'S KAYNAR, K-FAST, MICRODOT, AND RECOIL BUSINESS UNITS.]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, AND NOTES THERETO, APPEARING ELSEWHERE IN THE PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THE PROSPECTUS
(I) ASSUMES THAT IMMEDIATELY PRIOR TO THE OFFERING, KAYNAR TECHNOLOGIES INC. (THE "OPERATING COMPANY") WILL BE MERGED WITH AND INTO ITS PARENT, KAYNAR HOLDINGS INC. (SOMETIMES REFERRED TO HEREIN AS "HOLDINGS"), WHICH, AS THE CORPORATION SURVIVING THE MERGER, WILL BE RENAMED KAYNAR TECHNOLOGIES INC. (SEE "THE REORGANIZATION" FOR MORE INFORMATION REGARDING THE MERGER), (II) REFLECTS THE CONVERSION OF ALL OUTSTANDING SHARES OF HOLDINGS' CAPITAL STOCK INTO ADDITIONAL SHARES OF COMMON STOCK OR SHARES OF SERIES C PREFERRED STOCK AS DESCRIBED IN "THE REORGANIZATION" AND (III) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. UNLESS OTHERWISE INDICATED, THE TERM "COMPANY" AS USED HEREIN SHALL MEAN HOLDINGS, AS THE CORPORATION SURVIVING THE MERGER, TOGETHER WITH EACH OF HOLDINGS' CONSOLIDATED SUBSIDIARIES.

                                  THE COMPANY

    The Company is a leading manufacturer of specialty fasteners, fastening systems and related components primarily used by original equipment manufacturers ("OEMs") and their subcontractors in the production of commercial aircraft and defense products. In addition, the Company also manufactures other specialty fasteners and related products for sale in the automotive, electronic and other industrial markets, and their associated after-markets. The Company designs and manufactures a substantial majority of its fasteners to its customers' specifications and in a wide range of specialty metals, alloys and composites.

    The Company supplies products to virtually all major airframe and aircraft engine OEMs, including Boeing Co. ("Boeing"), General Electric Company ("GE"), the Pratt & Whitney Aircraft business of United Technologies Corporation ("Pratt & Whitney"), Airbus Industries ("Airbus"), Lockheed Martin Corporation ("Lockheed Martin"), McDonnell Douglas Corporation ("McDonnell Douglas") and Rolls Royce PLC ("Rolls Royce"), as well as to a global network of distributors. Direct sales to Boeing, GE and Pratt & Whitney, the Company's three largest OEM customers, accounted for approximately 18%, 12%, and 8% of the Company's 1996 net sales, respectively.

    Since the beginning of the commercial aircraft industry's recovery in 1994, the Company has experienced significant increases in sales and profitability. During this period, the Company's net sales have increased nearly 80%, from $55.1 million in 1994 to $99.0 million in 1996, and its operating income has increased approximately 160%, from $5.0 million in 1994 to $12.8 million in 1996. The Company's backlog of orders deliverable within 12 months has also increased during this period, from approximately $21 million as of January 3, 1994 to approximately $60 million as of December 31, 1996.

    The Company offers a broad line of fasteners, fastening systems and related components. The Company's Kaynar and Microdot business units manufacture precision, self-locking, internally threaded nuts and inserts and precision, threaded studs. Kaynar and Microdot fasteners are engineered for a variety of harsh, demanding environments and often require high tensile strength, toughness, durability, corrosion resistance and resistance to metal fatigue and creep. Kaynar's fasteners, which include wrenchable nuts, anchor nuts, gang channels, shank nuts, barrel nuts, clinch nuts and stake nuts, are used in airframe construction to fasten together various aircraft components, including the fuselage, wings and horizontal and vertical stabilizers. These fasteners also serve a similar function in the construction of aircraft jet and turboprop engines and related components. Recoil, acquired by the Company in August 1996, manufactures helically-wound wire thread inserts and thread repair kits, which are similar in design to certain Microdot products, but are sold to the automotive, electronic and other industrial markets, and their associated after-markets. The Company's K-Fast business unit produces and markets tools that are leased or sold to OEMs and are designed to allow operators to install the Company's and other manufacturers' fasteners rapidly and in restricted and hard-to-reach areas, while still maintaining precision torque control.

    The Company's goal is to sustain long-term, profitable growth by (i) enhancing its position as a leading supplier of specialty fasteners to the commercial aircraft and defense industries, (ii) expanding the array of fastener products and services it offers to current customers, (iii) continuing to focus on higher value-added specialty products, (iv) leveraging its core capabilities in engineering, materials technology, manufacturing and business processes to develop additional business with both new and existing customers, (v) increasing its international marketing and penetration of foreign markets and (vi) pursuing selected opportunities for acquisitions and strategic alliances.

    The Company believes that it possesses a number of competitive strengths. First, the Company has established itself as a market leader in the engineering and manufacture of precision, self-locking internally threaded nuts and inserts and precision, threaded studs used in the commercial aircraft and defense industries. Products made by the Company have been "designed into" nearly all major airframes and aircraft engines manufactured in the U.S. and Europe. Second, cross-functional design and engineering teams and manufacturing expertise allow the Company to respond rapidly to customer requirements. Third, while many OEMs have significantly reduced the number of qualified suppliers of a particular part to a core group of only two or three, the Company continues to be a qualified supplier to virtually all major airframe and aircraft engine OEMs. Fourth, the Company is a "source delegation supplier" to many of its customers, including Boeing, GE and Pratt & Whitney. A source delegation supplier's products are designed, shipped and installed without the OEM undertaking further testing that it might otherwise perform before installation. Fifth, the Company has benefited from ongoing programs designed to improve operating efficiency and customer service, while maintaining or improving quality control.

    INDUSTRY OVERVIEW AND TRENDS. The Company's primary market for fasteners, the commercial aircraft industry, is experiencing a strong increase in demand from airlines ordering new and replacement aircraft. During the early 1990's, most airlines significantly decreased their aircraft purchase orders due to reduced profitability and excess capacity. Since that time, however, a rebounding world economy and increased passenger air traffic have returned many airlines to profitability, resulting in renewed demand for new and replacement aircraft. In 1996, for example, Boeing and Airbus, the two largest commercial aircraft manufacturers, reported increases in announced aircraft orders of 107% and 208% over 1995, respectively. Increased demand for new and replacement aircraft has led to an increase in the demand for fasteners and fastening systems, such as those manufactured by the Company.

    While there can be no assurance that demand for new and replacement aircraft will not be adversely affected by business cycle fluctuations or declines in airline profitability, the Company believes that long-term industry trends are favorable. For example, in its 1997 Current Market Outlook report, Boeing projects that during the period from 1996 to 2006, world air travel will grow by nearly 75%. Boeing also projects that during this period domestic and international airlines will lease or purchase over 7,000 new aircraft, thereby increasing the worldwide commercial fleet from approximately 11,500 aircraft at the end of 1996 to approximately 17,000 aircraft (net of retirements) at the end of 2006. In addition, as airlines seek to serve a growing number of air travelers with existing restrictions on arrival and departure slots, airport gates and ramp capacity, commercial aircraft OEMs are experiencing increased orders for heavier, widebodied aircraft of intermediate size. Widebodied aircraft generally require a greater number of fasteners than smaller aircraft.

    RECENT ACQUISITIONS. The Company acquired one business and one additional product line in 1996. In August 1996, the Company purchased the businesses of Recoil Pty Ltd, an Australian corporation (the acquired businesses are collectively referred to herein as "Recoil"). For a description of the Recoil business unit see "Business--Products and Services--Industrial Products and Services." In the period from the Company's purchase of Recoil to December 31, 1996, and for the twelve months ended on that date, Recoil's net sales were $3.9 million and $9.9 million, respectively. In February 1996, the Company purchased the KELOX product line from the Fastening Systems division of Emhart Fastening Teknologies. The KELOX product line complements various Microdot inserts.

    COMPANY ORGANIZATION. The Company was formed in 1993 for the purpose of acquiring substantially all of the assets of the Aerospace Fastening Systems Group ("AFSG") of Microdot Inc., a Delaware corporation that commenced a voluntary bankruptcy proceeding on June 10, 1993 ("Old Microdot"). The acquisition was structured as a management buyout financed substantially by the General Electric Capital

Corporation ("GECC" or the "Selling Stockholder"). See "The Company" for additional information regarding the AFSG acquisition.

                                  THE OFFERING

Common Stock offered by the Company......  1,800,000 shares

Common Stock offered by the Selling
  Stockholder............................  200,000 shares

    Total Common Stock offered...........  2,000,000 shares

Common Stock and Common Stock equivalents
  to be outstanding after the
  Offering(1)............................  8,600,000 shares

Use of proceeds..........................  Proceeds to the Company will be used to repay certain indebtedness and for working capital and
                                           general corporate purposes. See "Use of
                                           Proceeds."

Proposed Nasdaq National Market Symbol...  KTIC

------------------------

(1) Includes 5,206,000 shares of Series C Convertible Preferred Stock (the "Series C Preferred Stock") owned by the Selling Stockholder. The Series C Preferred Stock is convertible into shares of Common Stock at a one-to-one conversion rate, subject to adjustment in certain circumstances. See "Description of Capital Stock--Series C Preferred Stock."

                                  RISK FACTORS

    Prior to making an investment in the Common Stock offered hereby, prospective purchasers of the Common Stock should take into account the specific considerations set forth in "Risk Factors" as well as other information set forth in the Prospectus.

            SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

    The summary consolidated financial and operating information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto, and other financial information included elsewhere in the Prospectus. The Company was incorporated in October 1993 and began operations on January 3, 1994 when it acquired substantially all of the assets of AFSG. See "The Company--Formation of the Company." The summary consolidated financial and operating information for the years ended December 31, 1994, 1995 and 1996 is derived from the Consolidated Financial Statements of the Company that have been audited by Arthur Andersen LLP, independent public accountants. The summary consolidated financial and operating information of AFSG for the years ended December 31, 1992 and 1993 is derived from the unaudited financial statements of AFSG, the Company's predecessor for financial reporting purposes, and, in the opinion of the Company's management, reflects all adjustments necessary to present the financial results of AFSG fairly and on a basis consistent with the Company's financial statements. The information for AFSG is presented to "Operating income" because the borrowing arrangements and tax position of Old Microdot are not meaningful to the Company. The unaudited summary consolidated financial and operating information for AFSG is provided for informational purposes only.

                                                                            AFSG                      COMPANY
                                                                    --------------------  -------------------------------
                                                                                   YEAR ENDED DECEMBER 31,
                                                                    -----------------------------------------------------
                                                                      1992       1993       1994       1995      1996(1)
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                        (UNAUDITED)
                                                                       (IN THOUSANDS, EXCEPT EARNINGS PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales.......................................................  $  52,510  $  46,378  $  55,117  $  68,781  $  99,023
  Cost of sales...................................................     38,975     35,933     41,117     51,940     72,924
                                                                    ---------  ---------  ---------  ---------  ---------
    Gross profit..................................................     13,535     10,445     14,000     16,841     26,099
  Selling, general and administrative expenses(2).................      8,194      8,239      9,048     10,018     13,263
                                                                    ---------  ---------  ---------  ---------  ---------
    Operating income..............................................      5,341      2,206      4,952      6,823     12,836
  Interest expense, net...........................................                            2,304      2,935      4,011
                                                                                          ---------  ---------  ---------
    Income before income taxes....................................                            2,648      3,888      8,825
  Provision for income taxes......................................                            1,129      1,577      3,530
                                                                                          ---------  ---------  ---------
    Net income....................................................                        $   1,519  $   2,311  $   5,295
                                                                                          ---------  ---------  ---------
                                                                                          ---------  ---------  ---------
  Earnings per share(3)...........................................                        $    0.22  $    0.34  $    0.78
                                                                                          ---------  ---------  ---------
                                                                                          ---------  ---------  ---------
  Weighted average number of shares outstanding(3)................                            6,800      6,800      6,800
                                                                                          ---------  ---------  ---------
                                                                                          ---------  ---------  ---------
PRO FORMA INCOME STATEMENT DATA(4):
  Pro forma earnings per share, as adjusted.......................                                              $    0.79
                                                                                                                ---------
                                                                                                                ---------
  Pro forma shares used in computing pro forma earnings per share,
    as adjusted...................................................                                                  8,139

                                                                                              DECEMBER 31, 1996
                                                                                            ----------------------
                                                                                                           AS
                                                                                             ACTUAL    ADJUSTED(5)
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)
BALANCE SHEET DATA (AT PERIOD END):
  Working capital.........................................................................  $  30,188   $  41,779
  Total assets............................................................................     73,689      84,534
  Total long-term debt, excluding capital leases..........................................     46,633      33,789
  Stockholders' equity....................................................................     10,626      35,061

------------------------

(1) The Company acquired one business and one additional product line in 1996. In August 1996, the Company purchased its Recoil business unit for approximately $12.2 million and the assumption of certain liabilities. See "Business--Products and Services--Industrial Products and Services." The

    Recoil acquisition has been accounted for under the purchase method of accounting and, accordingly, the operating results of Recoil have been included in the Company's results of operations since mid-August 1996. In February 1996, the Company purchased the KELOX product line from the Fastening Systems division of Emhart Fastening Teknologies for $441,000 in cash.

(2) Selling, general and administrative expenses of AFSG represent direct expenses and do not include an allocation of corporate overhead or expenses related to certain functions performed on a corporate-wide basis by Old Microdot, such as risk management services, tax reporting and similar corporate administrative functions.

(3) Earnings per share are computed based on the weighted average number of shares of Common Stock and Common Stock equivalents outstanding. The outstanding shares of Series C Preferred Stock are included as Common Stock equivalents on an "as-if-converted" basis. See "Description of Capital Stock--Series C Preferred Stock."

(4) Pro forma income statement data reflect the historical results for the year ended December 31, 1996, adjusted to reflect (i) the sale of 1,339,000 shares of Common Stock offered by the Company hereby at an estimated initial public offering price of $15.00 per share (the midpoint of the estimated filing range) and (ii) the application of approximately $18 million of the net proceeds to the reduction of certain indebtedness of the Company as if such debt reduction occurred at January 1, 1996. The pro forma results do not reflect 461,000 shares of Common Stock attributable to estimated proceeds in excess of the amount to be used to repay debt owed to the Selling Stockholder.

(5) As adjusted to reflect (i) the sale of 1,800,000 shares of Common Stock offered by the Company hereby at an estimated initial public offering price of $15.00 per share and (ii) the application of approximately $13.6 million of the net proceeds to the reduction of certain indebtedness of the Company as if such debt reduction occurred at December 31, 1996. The Company anticipates that as of the date of the Offering, it will have increased its borrowings under its revolving line-of-credit to approximately $4.9 million. Accordingly, the total amount of the net proceeds that will be applied to the reduction of certain indebtedness of the Company will approximate $18 million. See "Use of Proceeds."

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION INCLUDED ELSEWHERE IN THE PROSPECTUS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. CERTAIN STATEMENTS IN THE PROSPECTUS ARE FORWARD-LOOKING IN NATURE AND, ACCORDINGLY, WHETHER THEY PROVE TO BE ACCURATE IS SUBJECT TO MANY RISKS AND UNCERTAINTIES. THE ACTUAL RESULTS THAT THE COMPANY ACHIEVES MAY DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THE PROSPECTUS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES, INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND THOSE CONTAINED IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THE PROSPECTUS.

COMMERCIAL AIRCRAFT INDUSTRY CYCLICALITY

    The primary market for the Company's products is the commercial aircraft industry. Historically, demand from this industry has been subject to cyclical fluctuations, with orders from original equipment manufacturers ("OEMs") and other customers for the Company's products typically increasing or decreasing in advance of corresponding changes in the deliveries of new aircraft. The demand for new aircraft historically has been closely related to the financial performance of the airlines, which in turn has been closely related to general economic conditions and changes in business cycles. In the early 1990s, decreases in air passenger traffic, coupled with deliveries of previously purchased aircraft, created excess capacity for the airlines. Accordingly, airlines and aircraft leasing companies deferred or cancelled their purchases of new aircraft. These deferrals and cancellations adversely affected the volume and price of orders placed for products used to manufacture commercial aircraft and aircraft engine components, including the fasteners and fastening systems manufactured by the Company. Although (i) the U.S. airline industry reported profits in 1994, 1995 and 1996, (ii) excess capacity has been reduced and (iii) orders for new aircraft to be produced by major aircraft manufacturers have increased, there can be no assurance that this improved operating performance will continue or that deliveries of commercial aircraft will not decline in the future. Changes in the commercial aircraft market resulting in a reduction in the rate of future aircraft deliveries, including cancellations or deferrals of scheduled deliveries, could have a material adverse effect on the Company.

CUSTOMER CONCENTRATION AND INDUSTRY CONSOLIDATION

    A significant portion of the Company's business is dependent upon a limited number of large manufacturers of commercial aircraft and defense products. Direct sales to Boeing Co. ("Boeing"), General Electric Company ("GE") and the Pratt & Whitney Aircraft business of United Technologies Corporation ("Pratt & Whitney"), for example, accounted for approximately 18%, 12% and 8% of the Company's 1996 net sales, respectively. In addition, the Company believes that a significant portion of the products that it sells to independent distributors and other customers is ultimately resold to these three OEMs, as well as other major commercial aircraft and defense product manufacturers. The commercial aircraft and defense industries are also currently undergoing a process of consolidation, as evidenced most recently by the pending merger of Boeing and McDonnell Douglas Corporation ("McDonnell Douglas"). Such continuing consolidation may lead to further concentration in the number of airframe and aircraft engine OEMs that purchase the Company's products. The loss of one or more significant customers would have a material adverse effect on the Company. In addition, because of the relatively small number of customers for certain of the Company's products, such customers may be able to influence the Company's prices and other terms of sale.

LOSS OF QUALIFIED SUPPLIER STATUS

    The Company works directly with its customers to design and manufacture products based on the customers' own specifications. See "Business--Engineering and Product Development." Once a fastener has been "designed into" a particular airframe or engine component, the OEM will generally designate the Company as a qualified supplier and rely on the Company to provide the fastener for the entire production cycle of the airframe or engine, which could last a decade or more. From time to time, other suppliers of fasteners to the aerospace industry have lost their qualified supplier status with one or more OEMs by reason of, among other things, problems with product quality, manufacturing processes or documentation. Although the Company has no reason to believe that it will lose its qualified supplier status with respect to any product or customer, there can be no assurance that such an event will not occur. If a significant customer were to terminate the Company's qualified supplier status with respect to one or more parts, it could have a material adverse effect on the Company.

CONCENTRATION OF STOCK OWNERSHIP

    Upon completion of the Offering, General Electric Capital Corporation (together with its affiliates, "GECC" or the "Selling Stockholder") will beneficially own 5,206,000 shares of the Company's Series C Convertible Preferred Stock, par value $.01 per share (the "Series C Preferred Stock"), which will constitute all issued and outstanding Series C Preferred Stock at that time. As long as the outstanding Series C Preferred Stock represents 25% or more of the Company's Fully Diluted Shares (as defined below), the Series C Preferred Stock is entitled to vote as a separate class on certain matters affecting the Company, including, among other things, (i) the creation of any other class or series of preferred stock, (ii) any issuance of authorized shares of any class of capital stock, (iii) any merger or consolidation resulting in shares of Common Stock or Series C Preferred Stock being converted into other securities or the right to receive cash or other property and (iv) any amendments to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated By-laws (the "By-laws") that adversely affect the holders of the Series C Preferred Stock. See "Description of Capital Stock--Series C Preferred Stock." "Fully Diluted Shares" means, at any given time, the sum of (i) the outstanding Common Stock and (ii) the shares of Common Stock issuable upon conversion or exercise of all outstanding convertible securities, options and warrants convertible into, or exercisable for, Common Stock at that time or within sixty days thereafter. In addition, as long as the outstanding Series C Preferred Stock represents 40% or more of the Fully Diluted Shares, the holder thereof will have the right,
pursuant to a Stockholders Agreement, dated April   , 1997, among the Company
and its existing stockholders (the "New Stockholders Agreement"), to designate two individuals that the Company will nominate for election to the Board of Directors each year. As long as the Series C Preferred Stock represents 25% or more (but less than 40%) of the Fully Diluted Shares, the holder thereof will have the right to designate one individual that the Company will nominate for election to the Board of Directors each year.

    The Selling Stockholder, in its sole discretion and at any time, may convert each share of Series C Preferred Stock into one share of Common Stock, subject to certain adjustments. In addition, upon any transfer of Series C Preferred Stock by the Selling Stockholder to a non-affiliate, the Series C Preferred Stock will automatically convert into Common Stock at a one-to-one conversion ratio, subject to certain adjustments. If all of the Series C Preferred Stock currently outstanding were converted into Common Stock, the Selling Stockholder would beneficially own approximately 60.5% of the Common Stock upon consummation of the Offering, assuming the Underwriters' over-allotment option is not exercised, or approximately 58.5% assuming full exercise of the Underwriters' over-allotment option.

    As a result of (i) the special voting rights granted to the Series C Preferred Stock, (ii) the rights granted to the Selling Stockholder under the New Stockholders Agreement and (iii) the possibility that the Selling Stockholder could convert its Series C Preferred Stock into Common Stock at any time, the Selling Stockholder may be able to exercise substantial influence over many matters affecting the Company, including the composition of the Board of Directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of either causing or delaying or preventing a change in control of the Company. See "Description of Capital Stock--Certain Anti-Takeover Effects."

DEPENDENCE ON KEY PERSONNEL

    The success of the Company depends to a significant degree on the efforts of the Company's senior management. The Company's operations may be adversely affected if one or more members of senior management ceases to be active in the Company. The Company currently has employment agreements with Jordan A. Law, Chief Executive Officer; David A. Werner, Executive Vice President; Robert L. Beers, Senior Vice President, Marketing and Business Development; LeRoy A. Dack, Division President, Kaynar; Joseph M. Varholick, Division President, Microdot; Kenneth D. Jones, Group Chief Executive Officer, Recoil; and Imre Berecz, Vice President, Product Research and Development, and Managing Director, K.T.I. Femipari KFT. See "Management--Employment Contracts and Termination of Employment and Change-In-Control Arrangements."

AVAILABILITY AND COST OF RAW MATERIALS

    Commercial deposits of certain metals, such as titanium and nickel, that are required for the manufacture of several of the Company's products are only found in certain parts of the world. The availability and prices of these metals may be influenced by private or governmental cartels, changes in world politics, unstable governments in exporting nations or inflation. Similarly, supplies of steel and other, less exotic metals used by the Company may also be subject to variation in availability and pricing. Shortages of, and price increases for, certain raw materials used by the Company have occurred in the past and may occur in the future. Although to date the Company has been able to obtain such supplies of all necessary raw materials, there can be no assurance that the Company will always be able to obtain adequate supplies at reasonable prices. Future shortages or price fluctuations in raw materials could have a material adverse effect on the Company. If, for example, demand for titanium products in other industries continues to increase, it is possible that supplies of titanium could become limited or that prices could increase substantially, or both. As a result, the Company's material costs could rise accordingly. If the Company is unable to recover its increased costs through product price increases, it could have a material adverse effect on the Company. See "Business--Manufacturing and Raw Materials."

COMPETITION

    Numerous companies manufacture fasteners, fastening systems and related components that compete with the Company's products. Certain of these competitors have greater financial resources than the Company. There can be no assurance that competitive pressures in any of the markets to which the Company supplies products will not have a material adverse effect on the Company. See "Business-- Competition."

POTENTIAL EXPOSURE TO ENVIRONMENTAL LIABILITIES

    The Company's facilities and manufacturing processes are engaged in activities regulated by extensive federal, state and local environmental and worker safety and health laws and regulations, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes and the remediation of contamination caused by the release of hazardous substances. The Company uses significant quantities of substances that are considered hazardous or toxic under such laws and regulations. The Company's operations thus pose a risk of accidental releases of, and worker exposure to, hazardous or toxic substances.

    The Company also faces risks that governmental environmental requirements may become more stringent in the future and that the Company may be subject to legal proceedings brought by private parties or governmental agencies with respect to environmental matters. For example, the degreasing operations at the Company's manufacturing facilities currently use perchloroethylene, a toxic solvent that has been subject to increasing regulation. Although the Company believes that it is in material compliance with all applicable environmental laws and regulations, including those relating to perchloroethylene, there can be no assurance that the Company will remain in compliance or that the failure to comply with such laws and regulations will not result in liabilities that are material to the Company.

    The Company is currently seeking to have a maximum usage restriction removed from an environmental permit for its cadmium-plating line. The Company was previously granted a variance to exceed this restriction. There can be no assurance, however, that this restriction will be removed or that another variance from the restriction will be granted. If the restriction is not removed and another variance is not granted, it could have a material adverse effect on the Company. See "Business--Environmental Matters."

BENEFITS TO SELLING STOCKHOLDER

    The existing stockholders of the Company will receive certain benefits from the sale of the Common Stock offered hereby. The Offering will establish a public market for the Common Stock and provide increased liquidity to the existing stockholders for the shares of Common Stock and Series C Preferred Stock (which is convertible into Common Stock) that they will own after the Offering, subject to certain limitations. See "Shares Eligible For Future Sale." The Company intends to use approximately $18 million of the net proceeds from the Offering to repay certain indebtedness owed to the Selling Stockholder. See "Use of Proceeds." The Selling Stockholder will sell 200,000 shares of Common Stock in the Offering and will receive $2.8 million in net proceeds, based upon an initial public offering price of $15.00 per share, after deducting the Selling Stockholder's proportionate share of the estimated underwriting discounts and commissions.

REDUCED GOVERNMENT PURCHASES; GOVERNMENT REGULATION

    The Company is a direct supplier and subcontractor to several manufacturers of airframes and engines used by the defense industry. Direct sales to the U.S. government constituted approximately 6% of the Company's 1996 net sales. Many of the Company's other customers are also government contractors and subcontractors who may use the Company's fasteners for military applications. As a result, future reductions in defense budgets or military aircraft procurement could adversely affect the Company. See "Business--Industry Overview and Trends--Defense Market." In particular, the government could seek to terminate any of its contracts with the Company or with any of the airframe and engine manufacturers to which the Company supplies fasteners. Direct purchase orders from the government are typically for spare or repair needs. In such cases, funding is generally available at the time the purchase order is placed, and the products are delivered on an "as soon as possible" time frame.

    In addition, as a supplier and subcontractor to the U.S. government, the Company is directly and indirectly subject to various federal rules, regulations and orders applicable to government contracts. Although the Company believes that is in material compliance with all such laws, any future violation could result in civil liability, cancellation or suspension of existing contracts or ineligibility for future contracts or subcontracts funded in whole or in part with federal funds. A reduction in governmental purchases of the Company's products, or a violation by the Company of any laws applicable to government contracts, could have a material adverse effect on the Company.

PRODUCT LIABILITY; CLAIMS EXPOSURE

    The Company's products may expose it to liabilities resulting from the failure of an airframe or aircraft engine manufactured with fasteners supplied by the Company. While the Company maintains liability insurance to protect it from such liabilities, and while no material claims have ever been made against the Company, no assurance can be given that claims will not arise in the future or that such insurance coverage will be adequate. Additionally, there can be no assurance that insurance coverage can be maintained in the future at an acceptable cost. Any such liability not covered by insurance, or for which third party indemnification is not available, could have a material adverse effect on the Company.

NO PRIOR PUBLIC MARKET; DETERMINATION OF OFFERING PRICE; POSSIBLE VOLATILITY OF
  STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price will be determined by negotiation between the Company and the Representatives (as defined in "Underwriting") based upon several factors. The market price of the Common Stock may be volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the

Company or its competitors, changes in financial estimates by securities analysts, or other events or factors beyond the Company's control, including events affecting the commercial aircraft and defense industries generally. These broad market fluctuations may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. The Company, its executive officers and directors and the Selling Stockholder, who will beneficially own 6,600,000 shares of Common Stock in the aggregate following the Offering (including 5,206,000 shares receivable upon conversion of all outstanding Series C Preferred Stock), have agreed not to offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock or any other capital stock of the Company, for a period of 180 days, after the date of the Prospectus without prior written consent of Lehman Brothers Inc. Upon the expiration of this period, however, the 6,600,000 shares of Common Stock (including 5,206,000 shares receivable upon conversion of all outstanding Series C Preferred Stock) held by the current holders may be eligible for sale in the public market, subject to compliance with the volume, holding period and other applicable limitations of Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to a registration statement meeting the requirements of the Securities Act. Also upon the expiration of this period, the Selling Stockholder will have certain rights, pursuant to the New Stockholders Agreement, to require the Company to register the shares of Common Stock into which the Series C Preferred Stock may be converted. See "Description of Capital Stock -- The New Stockholders Agreement." In addition, the shares of Common Stock sold in the Offering will be freely tradeable without restriction under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined under the rules and regulations of the Securities Act), which shares will be subject to the resale limitations of Rule 144. See "Shares Eligible for Future Sale" and "Description of Capital Stock."

DILUTION

    Assuming an initial public offering price of $15.00 per share, investors participating in the Offering will incur an immediate dilution of $11.83 per share in the net tangible book value of the Common Stock, determined as of December 31, 1996. See "Dilution."

                                  THE COMPANY

    The Company is a leading manufacturer of specialty fasteners, fastening systems and related components primarily used by OEMs and their subcontractors in the production of commercial aircraft and defense products. In addition, the Company also manufactures other specialty fasteners and related products for sale in the automotive, electronic and other industrial markets, and their associated after-markets. The Company supplies products to virtually all major airframe and aircraft engine OEMs, including Boeing, GE, Pratt & Whitney, Airbus Industries ("Airbus"), Lockheed Martin Corporation ("Lockheed Martin"), McDonnell Douglas and Rolls Royce PLC ("Rolls Royce"), as well as to a global network of distributors.

    The Company offers a broad line of fasteners, fastening systems and related components. The Company's Kaynar and Microdot business units manufacture precision, self-locking, internally threaded nuts and inserts and precision, threaded studs. Kaynar and Microdot fasteners are engineered for a variety of harsh, demanding environments and often require high tensile strength, toughness, durability, corrosion resistance and resistance to metal fatigue and creep. Kaynar's fasteners, which include wrenchable nuts, anchor nuts, gang channels, shank nuts, barrel nuts, clinch nuts and stake nuts, are used in airframe construction to fasten together various aircraft components, including the fuselage, wings and horizontal and vertical stabilizers. These fasteners also serve a similar function in the construction of aircraft jet and turboprop engines and related components. Recoil, acquired by the Company in August 1996, manufactures helically-wound wire thread inserts and thread repair kits, which are similar in design to certain Microdot products, but are sold to the automotive, electronic and other industrial markets, and their associated after-markets. The Company's K-Fast business unit produces and markets tools that are leased or sold to OEMs and are designed to allow operators to install the Company's and other manufacturers' fasteners rapidly and in restricted and hard-to-reach areas, while still maintaining precision torque control.

    The principal executive offices of the Company are located at 800 S. State College Blvd., Fullerton, California 92831, and its telephone number is (714) 871-1550.

    FORMATION OF THE COMPANY. As described below in "The Reorganization," Kaynar Technologies Inc. ("Operating Company") is merging with and into the Company immediately prior to the Offering. Operating Company, which was originally called MKQ Acquisition Corp., was formed as a Delaware corporation on October 22, 1993, for the purpose of acquiring substantially all of the assets of the Aerospace Fastening Systems Group ("AFSG") of Microdot Inc., a Delaware corporation that commenced a voluntary bankruptcy proceeding under Chapter 11 of the U.S. Bankruptcy Code on June 10, 1993 ("Old Microdot"). The Company, which was known as Kaynar Holdings Inc. prior to the Reorganization, was also incorporated in Delaware on October 22, 1993 to serve as the parent company of Operating Company.

    GECC was a creditor of Old Microdot and provided the Company and Operating Company with financing for the AFSG asset acquisition, which was completed on January 3, 1994. As consideration for the AFSG assets, GECC claims against Old Microdot in the amount of $25.4 million were cancelled, and Operating Company assumed certain of Old Microdot's liabilities. The Company and Operating Company also paid approximately $1.2 million in cash to Old Microdot's British affiliate for selected assets. As part of the acquisition financing, GECC purchased all of the issued and outstanding shares of Series A Convertible Preferred Stock, par value $.01 per share, of the Company ("Series A Preferred Stock") and all of the issued and outstanding shares of Series B Preferred Stock, par value $.01 per share, of the Company ("Series B Preferred Stock"). Members of the Company's management purchased the remaining equity interests in the Company. See "Principal Stockholders and Selling Stockholder." The Company intends to use the proceeds of the Offering to discharge certain debt owed to GECC. See "Use of Proceeds."

                               THE REORGANIZATION

    In order to facilitate the Offering, immediately prior to the effectiveness of the Offering, Operating Company is merging with and into the Company, with the Company as the surviving corporation (the "Reorganization"). Immediately following the Reorganization, the surviving corporation will be renamed

"Kaynar Technologies Inc." Unless otherwise indicated, the term "Company" as used herein shall mean the corporation surviving the merger, together with each of its consolidated subsidiaries. In connection with the Reorganization, (i) each outstanding share of Common Stock, par value $.01 per share, of Operating Company will be cancelled and Operating Company will cease to exist, (ii) each outstanding share of Common Stock, par value $.01 per share, of the Company (the "Common Stock") will be exchanged for 68 shares of Common Stock, (iii) each outstanding share of Series A Preferred Stock will be exchanged for 9.953 shares of Common Stock and 58.047 shares of Series C Preferred Stock and (iv) each outstanding share of Series B Preferred Stock will be exchanged for 68 shares of Series C Preferred Stock. For further descriptions of the Common Stock and Series C Preferred Stock, see "Description of Capital Stock."

    Subsequent to the Reorganization and immediately prior to the Offering, GECC will own 200,000 shares of Common Stock and all 5,206,000 issued and outstanding shares of Series C Preferred Stock, which is convertible into Common Stock at a one-to-one conversion rate, subject to adjustment in certain circumstances. GECC will sell all of its 200,000 shares of Common Stock in the Offering.

    For the purposes of the Prospectus, all discussion of the Company and its ownership, business and operations and the number of shares of Common Stock outstanding, except as otherwise indicated, are discussed on a pro forma basis, giving effect to the Offering and the transactions described above.

                                USE OF PROCEEDS

    Assuming an initial public offering price of $15.00 per share, the net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be $24.4 million ($28.6 million if the Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and expenses. The Company will not receive any proceeds from the sale of shares by the Selling Stockholder.

    The Company intends to use approximately $7.0 million, $6.0 million and $4.9 million of the net proceeds from the Offering to discharge its obligations to GECC under fixed rate loans, variable rate loans and a revolving credit facility, respectively. At December 31, 1996, this indebtedness bore interest at a weighted average interest rate of 10.4%. Amounts owed under the fixed rate and variable rate loans are due and payable on January 3, 1999, which is the same date that the revolving credit facility expires. Amounts repaid under the revolving credit facility may be reborrowed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions." The remainder of the net proceeds will be used for general corporate purposes, including capital expenditures and working capital. A portion of the net proceeds may also be used to acquire other companies or divisions of other companies. The Company, however, currently has no agreements, commitments or understandings with respect to any acquisitions, nor can there be any assurance that the Company will make any such acquisition in the future.

    Pending any of these uses, the Company intends to invest the net proceeds of the Offering in short-term, investment grade, interest-bearing securities, certificates of deposit or direct or guaranteed obligations of the United States.

                                DIVIDEND POLICY

    The Company currently intends to retain earnings, if any, to support the development of its business and does not anticipate paying cash dividends on the Common Stock for the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's earnings, financial condition, operating results and current and anticipated cash needs, as well as such other conditions as the Board of Directors may deem relevant. Furthermore, the payment of dividends will be subject to the terms of the Company's outstanding financing arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth, as of December 31, 1996, the capitalization of the Company (i) giving effect to the Reorganization as if it had occurred on that date and (ii) as adjusted to reflect the Offering and use of proceeds therefrom. The table should be read in conjunction with "Selected Consolidated Financial and Operating Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in the Prospectus.

                                                                                             DECEMBER 31, 1996
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(1)
                                                                                         ---------  --------------
                                                                                              (IN THOUSANDS)
Revolving line-of-credit...............................................................  $     746    $   --
Long-term debt, including current portion:
  Variable rate loans..................................................................     38,225        32,225
  Fixed rate loans.....................................................................      8,408         1,564
  Capital lease obligations............................................................        465           465
                                                                                         ---------       -------
    Total long-term debt...............................................................     47,098        34,254
                                                                                         ---------       -------
Stockholders' equity:
  Series C Convertible Preferred Stock, $.01 par value per share; 10,000,000 shares
    authorized, and 5,206,000 shares issued and outstanding actual and as adjusted.....         52            52
  Common Stock, $.01 par value per share; 20,000,000 shares authorized, 1,594,000 shares issued and outstanding actual and 3,394,000 shares issued and outstanding as
    adjusted...........................................................................         16            34
  Additional paid-in capital...........................................................      1,432        25,849
  Retained earnings....................................................................      8,838         8,838
  Currency translation adjustment......................................................        288           288
                                                                                         ---------       -------
    Total stockholders' equity.........................................................     10,626        35,061
                                                                                         ---------       -------
      Total capitalization.............................................................  $  57,724    $   69,315
                                                                                         ---------       -------
                                                                                         ---------       -------

------------------------

(1) As adjusted to reflect (i) the sale of 1,800,000 shares of Common Stock offered by the Company hereby at an estimated initial public offering price of $15.00 per share and (ii) the application of approximately $13.6 million of the net proceeds to the reduction of certain indebtedness of the Company as if such debt reduction occurred at December 31, 1996. The Company anticipates that as of the date of the Offering, it will have increased its borrowings under its revolving line-of-credit to approximately $4.9 million. Accordingly, the total amount of the net proceeds that will be applied to the reduction of certain indebtedness of the Company will approximate $18 million. See "Use of Proceeds."

                                    DILUTION

    The net tangible book value of the Company at December 31, 1996 was approximately $2.8 million, or $0.41 per share of Common Stock (after giving effect to the Reorganization), assuming the conversion by the Selling Stockholder of all shares of Series C Preferred Stock into shares of Common Stock as of such date. After giving effect to the Offering and the application of the estimated net proceeds from the Offering (assuming an initial public offering price of $15.00 per share), the Company's net tangible book value at December 31, 1996 would have been $27.2 million, or $3.17 per share. "Net tangible book value per share" is equal to the Company's total tangible assets less its total liabilities, divided by the total number of shares of Common Stock and Common Stock equivalents outstanding. This represents an immediate increase in net tangible book value of $2.76 per share to existing stockholders and an immediate dilution in net tangible book value of $11.83 per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of Common
  Stock......................................................             $   15.00
    Net tangible book value per share at December 31, 1996...  $    0.41
    Increase in net tangible book value per share
      attributable to new investors..........................  $    2.76
                                                               ---------
Net tangible book value per share after the Offering.........             $    3.17
                                                                          ---------
Dilution per share to new investors..........................             $   11.83
                                                                          ---------

    The following table summarizes (assuming the conversion of all shares of Series C Preferred Stock into shares of Common Stock), as of December 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price paid per share by the existing stockholders and by new investors (at an assumed initial public offering price of $15.00 per share and before deducting estimated underwriting discounts and commissions and expenses payable by the Company):

                                                        SHARES PURCHASED(1)      TOTAL CONSIDERATION(1)
                                                      -----------------------  --------------------------  AVERAGE PRICE
                                                        NUMBER      PERCENT       AMOUNT        PERCENT      PER SHARE
                                                      ----------  -----------  -------------  -----------  -------------
Existing stockholders...............................   6,800,000(2)       79.1% $   1,500,000        5.3%    $    0.22
New investors.......................................   1,800,000        20.9      27,000,000        94.7         15.00
                                                      ----------       -----   -------------       -----
    Total...........................................   8,600,000       100.0%  $  28,500,000       100.0%
                                                      ----------       -----   -------------       -----
                                                      ----------       -----   -------------       -----

------------------------

(1) Assuming the Underwriters' over-allotment option is exercised in full, sales of Common Stock by the Company in the Offering will reduce the number of shares of Common Stock and Common Stock equivalents held by existing stockholders to 76.4% of the total shares of Common Stock and Common Stock equivalents to be outstanding after the Offering, and will increase the number of shares held by new investors to 23.6% of the total number of shares of Common Stock and Common Stock equivalents to be outstanding after the Offering. See "Principal Stockholders and Selling Stockholder."

(2) Includes 5,206,000 shares of Series C Preferred Stock, which are convertible into shares of Common Stock at a one-to-one conversion rate, subject to adjustment in certain circumstances. See "Description of Capital Stock--Series C Preferred Stock."

           SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

    The selected consolidated financial and operating information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto, and other financial information included elsewhere in the Prospectus. The Company was incorporated in October 1993 and began operations on January 3, 1994 when it acquired substantially all of the assets of AFSG. See "The Company--Formation of the Company." The selected consolidated financial and operating information for the years ended December 31, 1994, 1995 and 1996 is derived from the Consolidated Financial Statements of the Company that have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial and operating information of AFSG for the years ended December 31, 1992 and 1993 is derived from the unaudited financial statements of AFSG, the Company's predecessor for financial reporting purposes, and, in the opinion of the Company's management, reflects all adjustments necessary to present the financial results of AFSG fairly and on a basis consistent with the Company's financial statements. The information for AFSG is presented to "Operating income" because the borrowing arrangements and the tax position of Old Microdot are not meaningful to the Company. The unaudited selected consolidated financial and operating information for AFSG is provided for informational purposes only.

                                                                     AFSG                      COMPANY
                                                             --------------------  -------------------------------
                                                                            YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------------
                                                               1992       1993       1994       1995      1996(1)
                                                             ---------  ---------  ---------  ---------  ---------
                                                                 (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT EARNINGS PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales................................................  $  52,510  $  46,378  $  55,117  $  68,781  $  99,023
  Cost of sales............................................     38,975     35,933     41,117     51,940     72,924
                                                             ---------  ---------  ---------  ---------  ---------
    Gross profit...........................................     13,535     10,445     14,000     16,841     25,099
  Selling, general and administrative expenses (2).........      8,194      8,239      9,048     10,018     13,263
                                                             ---------  ---------  ---------  ---------  ---------
    Operating income.......................................      5,341      2,206      4,952      6,823     12,836
  Interest expense, net....................................                            2,304      2,935      4,011
                                                                                   ---------  ---------  ---------
    Income before income taxes.............................                            2,648      3,888      8,825
  Provision for income taxes...............................                            1,129      1,577      3,530
                                                                                   ---------  ---------  ---------
    Net income.............................................                        $   1,519  $   2,311  $   5,295
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
  Earnings per share (3)...................................                        $    0.22  $    0.34  $    0.78
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
  Weighted average number of shares
    outstanding (3)........................................                            6,800      6,800      6,800
PRO FORMA INCOME STATEMENT DATA (4):
  Pro forma earnings per share, as adjusted................                                              $    0.79
                                                                                                         ---------
                                                                                                         ---------
  Pro forma shares used in computing pro forma earnings per
    share, as adjusted.....................................                                                  8,139

                                                                                              DECEMBER 31, 1996
                                                                          DECEMBER 31,      ----------------------
                                                                      --------------------                 AS
                                                                        1994       1995      ACTUAL    ADJUSTED(5)
                                                                      ---------  ---------  ---------  -----------
                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA (AT PERIOD END):
  Working capital...................................................  $  15,563  $  18,991  $  30,188   $  41,779
  Total assets......................................................     35,051     43,336     73,689      84,534
  Total long-term debt, excluding capital leases....................     23,176     25,148     46,633      33,789
  Stockholders' equity..............................................      2,944      5,157     10,626      35,061

------------------------

(1) The Company acquired one business and one additional product line in 1996. In August 1996, the Company purchased its Recoil business unit for approximately $12.2 million and the assumption of certain liabilities. See "Business--Products and Services--Industrial Products and Services." The Recoil acquisition has been accounted for under the purchase method of accounting and, accordingly, the operating results of Recoil have been included in the Company's results of operations since mid-August 1996. In February 1996, the Company purchased the KELOX product line from the Fastening Systems division of Emhart Fastening Teknologies for $441,000 in cash.

(2) Selling, general and administrative expenses of AFSG represent direct expenses and do not include an allocation of corporate overhead or expenses related to certain functions performed on a corporate-wide basis by Old Microdot, such as risk management services, tax reporting and similar corporate administrative functions.

(3) Earnings per share are computed based on the weighted average number of shares of Common Stock and Common Stock equivalents outstanding. The outstanding shares of Series C Preferred Stock are included as Common Stock equivalents on an "as-if-converted" basis. See "Description of Capital Stock--Series C Preferred Stock."

(4) Pro forma income statement data reflect the historical results for the year ended December 31, 1996, adjusted to reflect (i) the sale of 1,339,000 shares of Common Stock offered by the Company hereby at an estimated initial public offering price of $15.00 per share and (ii) the application of approximately $18 million of the net proceeds to the reduction of certain indebtedness of the Company as if such debt reduction occurred at January 1, 1996. The pro forma results do not reflect 461,000 shares of Common Stock attributable to estimated proceeds in excess of the amount to be used to repay debt owed to the Selling Stockholder.

(5) As adjusted to reflect (i) the sale of 1,800,000 shares of Common Stock offered by the Company hereby at an estimated initial public offering price of $15.00 per share and (ii) the application of approximately $13.6 million of the net proceeds to the reduction of certain indebtedness of the Company as if such debt reduction occurred at December 31, 1996. The Company anticipates that as of the date of the Offering, it will have increased its borrowings under its revolving line-of-credit to approximately $4.9 million. Accordingly, the total amount of the net proceeds that will be applied to the reduction of certain indebtedness of the Company will approximate $18 million. See "Use of Proceeds."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company is a leading manufacturer of specialty fasteners, fastening systems and related components primarily used by OEMs and their subcontractors in the production of commercial aircraft and defense products. In addition, the Company also manufactures other specialty fasteners and related products for sale in the automotive, electronic and other industrial markets, and their associated after-markets. The Company designs and manufactures a substantial majority of its fasteners to its customers' specifications and in a wide range of specialty metals, alloys and composites.

    The Company supplies products to virtually all major airframe and aircraft engine OEMs, including Boeing, GE, Pratt & Whitney, Airbus, Lockheed Martin, McDonnell Douglas and Rolls Royce, as well as to a global network of distributors. In 1996, approximately 65% of the Company's net sales were made directly to OEMs and subcontractors. Direct sales to Boeing, GE and Pratt & Whitney, the Company's three largest OEM customers, accounted for approximately 18%, 12% and 8% of the Company's 1996 net sales, respectively. The remaining 35% of the Company's 1996 net sales were made to a global network of thirty-five independent distributors, who sell the Company's products to OEMs, subcontractors and other customers. Often, the OEMs will determine whether the Company sells a product directly to the OEM or through an independent distributor. See "Business--Sales and Marketing."

    The Company generates a portion of its net sales from international customers. The Company's direct net sales to foreign customers represented approximately 9%, 10% and 14% of net sales for 1994, 1995 and 1996, respectively. Although most of the Company's international sales are invoiced in United States dollars, a portion is invoiced in foreign currencies. The Company does not actively manage its foreign currency exposure and foreign currency fluctuations may result in quarterly variations in the Company's net sales. The Company has historically mitigated the impact of exchange rate fluctuations by adjusting the prices of its products. There can be no assurance, however, that the Company will be able to mitigate future exchange rate fluctuations through the adjustment of product prices.

    The Company acquired one business and one additional product line in 1996. In August 1996, the Company purchased its Recoil business for approximately $12.2 million and the assumption of certain liabilities. See "Business--Products and Services--Industrial Products and Services." The Recoil acquisition has been accounted for under the purchase method of accounting and, accordingly, the operating results of Recoil have been included in the Company's results of operations since mid-August 1996. In February 1996, the Company purchased the KELOX product line from the Fastening Systems division of Emhart Fastening Teknologies for $441,000 in cash. The KELOX product line complements various Microdot inserts.

    In the last three years, the Company's financial objectives have focused on increasing sales and profitability. The Company's financial results over this period reflect a high degree of leverage resulting from debt incurred to finance the AFSG acquisition in January 1994 and to finance internal growth and subsequent acquisitions. Using the net proceeds of the Offering, the Company intends to reduce its leverage by retiring approximately $18 million of debt, thereby reducing annual interest expense by approximately $1.8 million. See "Use of Proceeds."

RESULTS OF OPERATIONS

    The following table is derived from the Company's Consolidated Statements of Income for the periods indicated and presents the results of operations as a percentage of net sales:

                                                                           YEAR ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                         1994       1995       1996
                                                                       ---------  ---------  ---------
Net sales............................................................      100.0%     100.0%     100.0%
Cost of sales........................................................       74.6       75.5       73.6
                                                                       ---------  ---------  ---------
  Gross profit.......................................................       25.4       24.5       26.4
Selling, general and administrative expenses.........................       16.4       14.6       13.4
                                                                       ---------  ---------  ---------
  Operating income...................................................        9.0        9.9       13.0
Interest expense, net................................................        4.2        4.2        4.1
Provision for income taxes...........................................        2.0        2.3        3.6
                                                                       ---------  ---------  ---------
  Net income.........................................................        2.8%       3.4%       5.3%
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    NET SALES. Net sales increased 43.9%, or $30.2 million, to $99.0 million in 1996 from $68.8 million in 1995. This growth was primarily the result of increased customer demand, which occurred as commercial aircraft build rates increased. In addition, net sales growth was enhanced by the expansion of existing product lines, the development of variations of existing products and the introduction of new products. The Company's acquisition of Recoil and its purchase of the KELOX product line accounted for approximately $5 million of the increase in net sales.

    GROSS PROFIT. Gross profit increased 55.4% to $26.1 million or 26.4% of net sales in 1996 from $16.8 million or 24.5% of net sales in 1995. This improvement in gross profit margin was primarily due to the increase in sales volume, which resulted in a greater absorption of fixed costs. Capital expenditures during the past three years for more efficient production equipment also contributed to the improvement in gross profit margin. In addition, gross profit margin in 1996 benefited from increased sales of Recoil and Microdot inserts and studs, which are generally higher margin products, and improved materials utilization.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 33.0% to $13.3 million in 1996 from $10.0 million in 1995. As a percentage of net sales, however, selling, general and administrative expenses decreased to 13.4% in 1996 from 14.6% in 1995. This decrease was primarily attributable to increased sales volumes. The $3.3 million increase in the absolute dollar amount of such expenses, however, was attributable primarily to (i) additional employee costs needed to support the increased sales volume and (ii) the selling, general and administrative expenses of Recoil, which, due to the nature of its business, tends to have higher selling, general and administrative expenses as a percentage of net sales than the Company's Kaynar and Microdot business units.

    INTEREST EXPENSE. The Company's average outstanding borrowings increased to $38.2 million in 1996 from $28.3 million in 1995. This increase related primarily to (i) increased working capital requirements to support the Company's growth, (ii) capital expenditures and (iii) the Recoil acquisition. The weighted average interest rate on these borrowings in 1996 was 10.2% (compared to 10.3% in 1995), resulting in a 37.9% increase in net interest expense, from $2.9 million in 1995 to $4.0 million in 1996.

    NET INCOME. The Company recorded net income of $5.3 million in 1996, or $0.78 per share, compared to $2.3 million, or $0.34 per share, in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    NET SALES. Net sales increased 24.8%, or $13.7 million, to $68.8 million in 1995 from $55.1 million in 1994. This growth was primarily the result of an increase in customer demand, which occurred as commercial aircraft build rates increased. In addition, net sales growth was enhanced by the expansion of existing product lines, the development of variations of existing products and the introduction of new products.

    GROSS PROFIT. Gross profit increased 20.0% to $16.8 million or 24.5% of net sales in 1995 from $14.0 million or 25.4% of net sales in 1994. The decrease in gross profit as a percentage of net sales was the result of increased personnel costs incurred to increase capacity and increases in the cost of raw materials.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 11.1% to $10.0 million in 1995 from $9.0 million in 1994. As a percentage of net sales, however, selling, general and administrative expenses decreased to 14.6% in 1995 from 16.4% in 1994. This decrease was primarily attributable to increased sales volumes.

    INTEREST EXPENSE. The Company's average outstanding borrowings increased to $28.3 million in 1995 from $26.0 million in 1994. This increase related primarily to (i) increased working capital requirements to support the Company's growth and (ii) capital expenditures. The weighted average interest rate on these borrowings in 1995 was 10.3% (compared to 8.9% in 1994), resulting in a 26.1% increase in net interest expense, from $2.3 million in 1994 to $2.9 million in 1995.

    NET INCOME. The Company recorded net income of $2.3 million for 1995, or $0.34 per share, compared to $1.5 million, or $0.22 per share, in 1994.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents certain unaudited quarterly financial information for the eight fiscal quarters of the two years ended December 31, 1996 and such data expressed as a percentage of net sales for such periods. This information is derived from, and should be read in connection with, the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in the Prospectus. In the opinion of management, these results contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited quarterly results of operations set forth herein. The Company's results of operations for any previous fiscal quarter of any year may not be comparable with its results of operations for the same quarter of any other year and are not necessarily indicative of results for any future period.

                                                                         QUARTER ENDED
                                     -------------------------------------------------------------------------------------
                                                                          (UNAUDITED)
                                      APRIL 2,     JULY 2,    OCT. 1,    DEC. 31,     MAR. 31,     JUNE 30,     SEPT. 29,
                                        1995        1995       1995        1995         1996         1996         1996
                                     -----------  ---------  ---------  -----------  -----------  -----------  -----------
                                                                        (IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales..........................   $  14,626   $  17,704  $  18,041   $  18,410    $  20,662    $  23,228    $  26,013
Cost of sales......................      11,478      13,197     13,821      13,444       15,192       17,178       19,440
                                     -----------  ---------  ---------  -----------  -----------  -----------  -----------
  Gross profit.....................       3,148       4,507      4,220       4,966        5,470        6,050        6,573
Selling, general and administrative
 expenses..........................       2,279       2,509      2,626       2,604        2,785        2,994        3,503
                                     -----------  ---------  ---------  -----------  -----------  -----------  -----------
  Operating income.................         869       1,998      1,594       2,362        2,685        3,056        3,070
Interest expense, net..............         684         726        751         774          823          846        1,082
Provision for income taxes(1)......          75         516        342         644          745          884          795
                                     -----------  ---------  ---------  -----------  -----------  -----------  -----------
  Net income.......................   $     110   $     756  $     501   $     944    $   1,117    $   1,326    $   1,193
                                     -----------  ---------  ---------  -----------  -----------  -----------  -----------
                                     -----------  ---------  ---------  -----------  -----------  -----------  -----------


                                      DEC. 31,
                                        1996
                                     -----------

INCOME STATEMENT DATA:
Net sales..........................   $  29,120
Cost of sales......................      21,114
                                     -----------
  Gross profit.....................       8,006
Selling, general and administrative
 expenses..........................       3,981
                                     -----------
  Operating income.................       4,025
Interest expense, net..............       1,260
Provision for income taxes(1)......       1,106
                                     -----------
  Net income.......................   $   1,659
                                     -----------
                                     -----------

                                                                         QUARTER ENDED
                                     -------------------------------------------------------------------------------------
                                                                          (UNAUDITED)
                                      APRIL 2,     JULY 2,    OCT. 1,    DEC. 31,     MAR. 31,     JUNE 30,     SEPT. 29,
                                        1995        1995       1995        1995         1996         1996         1996
                                     -----------  ---------  ---------  -----------  -----------  -----------  -----------
                                                                        (IN THOUSANDS)
AS A PERCENTAGE OF NET SALES:
Net sales..........................       100.0%      100.0%     100.0%      100.0%       100.0%       100.0%       100.0%
Cost of sales......................        78.5        74.5       76.6        73.0         73.5         74.0         74.7
                                     -----------  ---------  ---------  -----------  -----------  -----------  -----------
    Gross profit...................        21.5        25.5       23.4        27.0         26.5         26.0         25.3
Selling, general and administrative
 expenses..........................        15.6        14.2       14.6        14.2         13.5         12.9         13.5
                                     -----------  ---------  ---------  -----------  -----------  -----------  -----------
  Operating income.................         5.9        11.3        8.8        12.8         13.0         13.1         11.8
Interest expense, net..............         4.7         4.1        4.2         4.2          4.0          3.6          4.1
Provision for income taxes.........         0.5         2.9        1.9         3.5          3.6          3.8          3.1
                                     -----------  ---------  ---------  -----------  -----------  -----------  -----------
  Net income.......................         0.7%        4.3%       2.7%        5.1%         5.4%         5.7%         4.6%
                                     -----------  ---------  ---------  -----------  -----------  -----------  -----------
                                     -----------  ---------  ---------  -----------  -----------  -----------  -----------


                                      DEC. 31,
                                        1996
                                     -----------

AS A PERCENTAGE OF NET SALES:
Net sales..........................       100.0%
Cost of sales......................        72.5
                                     -----------
    Gross profit...................        27.5
Selling, general and administrative
 expenses..........................        13.7
                                     -----------
  Operating income.................        13.8
Interest expense, net..............         4.3
Provision for income taxes.........         3.8
                                     -----------
  Net income.......................         5.7%
                                     -----------
                                     -----------

    The Company's net sales have increased in each of the eight fiscal quarters ended December 31, 1996 primarily due to increases in customer demand, which occurred as commercial aircraft build rates increased. In addition, net sales growth was enhanced by the expansion of existing product lines, the development of variations of existing products and the addition of new products. While the cost of sales has fluctuated, cost of sales as a percentage of net sales has generally declined over this period due to decreased unit costs associated with increased production. Selling, general and administrative expenses have generally increased over this period, but have generally decreased as a percentage of net sales, primarily as a result of increased sales volume.

    The Company's financial results have fluctuated from fiscal quarter to fiscal quarter and may continue to do so in the future. These variations have been due to a number of factors, including customer requirements, the timing of shipments, changes in the type and mix of products being sold, changes in manufacturing capacity, variations in the utilization of manufacturing capacity and variations in the number of working days in a given fiscal quarter.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's liquidity requirements consist primarily of working capital needs, capital expenditures and scheduled payments of interest on its indebtedness to GECC. The Company's working capital requirements have increased as a result of higher accounts receivable and higher inventory levels needed to support its growth in net sales. The Company's working capital was $30.2 million as of December 31, 1996, compared to $19.0 million as of December 31, 1995 and $15.6 million as of December 31, 1994.

    In December 1996, the Company amended its Credit Agreement with GECC (the "Credit Agreement") to provide for a $15.0 million revolving line-of-credit (the "Revolver"), the availability of which is limited by the lesser of a specified portion of qualified accounts receivable and $15.0 million. The Credit Agreement contains significant financial and operating covenants, including limitations on the Company's ability to incur additional indebtedness and restrictions on the payment of dividends. The Company currently is in compliance with all such financial ratios and covenants. At December 31, 1996, borrowings under the Revolver, which bear interest at the prime rate plus 1.5% (which was 9.75% as of December 31, 1996), totaled $746,000, and the amount available for borrowing thereunder was approximately $10 million. The Company anticipates that prior to the consummation of the Offering, it will have increased its borrowings under the Revolver to a total of approximately $4.9 million, principally to pay accrued, Company-wide annual employee bonuses and to fund working capital needs in connection with increases in net sales. The Company intends to use a portion of the net proceeds of the Offering to repay all amounts owed under the Revolver. See "Use of Proceeds." The Credit Agreement expires on January 3, 1999.

    From time to time, GECC has also made certain variable rate loans to the Company for use in connection with the AFSG and Recoil acquisitions and for working capital purposes and capital expenditures (collectively, the "Variable Rate Loans"). At December 31, 1996, the aggregate outstanding principal under the Variable Rate Loans was $38.2 million. Interest on these loans is payable monthly at a rate equal to the prime rate plus 1.5% (which was 9.75% as of December 31, 1996). The Variable Rate Loans, which are subject to the same financial and operating covenants as the Revolver, are due and payable on January 3, 1999. The Company intends to use approximately $6.0 million of the net proceeds of the Offering to repay these loans. See "Use of Proceeds."

    In January 1994, in connection with the capitalization of the Company and the payment of dividends on the Series A and Series B Preferred Stock, the Company borrowed certain other amounts from GECC which accrued interest at the rate of 9.5% for the period from January 3, 1994 to December 31, 1995 and will accrue interest at the rate of 11.5% from January 1, 1996 until the loan is paid in full (collectively, the "Fixed Rate Loans"). Interest on the Fixed Rate Loans is payable quarterly and may be deferred and added to the outstanding principal balance. At December 31, 1996, approximately $6.8 million in principal and interest was outstanding under the Fixed Rate Loans, all of which will be repaid in full using the net proceeds of the Offering. See "Use of Proceeds." The Fixed Rate Loans are due and payable on January 3, 1999.

    For the year ended December 31, 1996, net cash provided by operating activities was $4.3 million, as compared to net cash used in operating activities of $150,000 for the year ended December 31, 1995 and net cash provided by operating activities of $1.7 million for the year ended December 31, 1994. The primary sources of cash from operations during 1996 included net income of $5.3 million, non-cash charges for depreciation and amortization of $2.6 million, an increase in accrued expenses of $3.2 million (which was primarily attributable to accrued, Company-wide annual employee bonuses) and an increase in accounts payable of $2.4 million, offset by increases in accounts receivable and inventories of $2.5 million and $6.9 million, respectively. The primary sources of cash from operations during 1995 included net income of $2.3 million, non-cash charges for depreciation and amortization of $1.8 million, an increase in accounts payable of $1.1 million and an increase in accrued expenses of $1.1 million (which was primarily attributable to accrued, Company-wide annual employee bonuses), offset by increases in accounts receivable and inventories of $3.5 million and $3.4 million, respectively.

    The Company's capital expenditures were $2.4 million, $3.3 million and $6.9 million in 1994, 1995 and 1996, respectively. In 1996, the Company also used $12.6 million in cash in connection with the Recoil acquisition and the purchase of the KELOX product line. The Company's net cash provided by financing activities in 1996 was $16.7 million, consisting entirely of net borrowings on long-term debt, as compared to borrowings of $3.1 million in 1995 and $542,000 in 1994.

    The Company expects to spend approximately $8.0 million for capital expenditures in 1997. These capital expenditures will relate principally to equipment purchases intended to expand capacity and enhance operating efficiency at the Company's existing facilities.

    The Company believes that the net proceeds from the Offering, internally generated cash flow and amounts that may be available under the Revolver will provide adequate funds to meet its working capital needs, planned capital expenditures and debt service obligations. However, the Company's ability to fund its operations, make planned capital expenditures and make scheduled payments on, and refinance, its indebtedness depends on its future operating performance and cash flow. Future operating performance and cash flow are, in turn, subject to prevailing economic conditions and to financial, business and other factors affecting the Company, some of which are beyond the Company's control.

                                    BUSINESS

GENERAL

    The Company is a leading manufacturer of specialty fasteners, fastening systems and related components primarily used by OEMs and their subcontractors in the production of commercial aircraft and defense products. In addition, the Company also manufactures other specialty fasteners and related products for sale in the automotive, electronic and other industrial markets, and their associated after-markets. The Company designs and manufactures a substantial majority of its fasteners to its customers' specifications and in a wide range of specialty metals, alloys and composites.

    The Company's Kaynar and Microdot business units manufacture precision, self-locking, internally threaded nuts and inserts and precision, threaded studs. Kaynar and Microdot fasteners are engineered for a variety of harsh, demanding environments and often require high tensile strength, toughness, durability, corrosion resistance and resistance to metal fatigue and creep. Kaynar's fasteners, which include wrenchable nuts, anchor nuts, gang channels, shank nuts, barrel nuts, clinch nuts and stake nuts, are used in airframe construction to fasten together various aircraft components, including the fuselage, wings and horizontal and vertical stabilizers. These fasteners also serve a similar function in the construction of aircraft jet and turboprop engines and related components. Recoil, acquired by the Company in August 1996, manufactures helically-wound wire thread inserts and thread repair kits, which are similar in design to certain Microdot products, but are sold to the automotive, electronic and other industrial markets, and their associated after-markets. The Company's K-Fast business unit produces and markets tools that are leased or sold to OEMs and are designed to allow operators to install the Company's and other manufacturers' fasteners rapidly and in restricted and hard-to-reach areas, while still maintaining precision torque control.

    The Company's goal is to achieve long-term, profitable growth by (i) enhancing its position as a leading supplier of specialty fasteners to the commercial aircraft and defense industries, (ii) expanding the array of fastener products and services it offers to current customers, (iii) continuing to focus on higher value-added specialty products, (iv) leveraging its core capabilities in engineering, materials technology, manufacturing and business processes to develop additional business with both new and existing customers, (v) increasing its international marketing and penetration of foreign markets and (vi) pursuing selected opportunities for acquisitions and strategic alliances.

INDUSTRY OVERVIEW AND TRENDS

    COMMERCIAL AIRCRAFT MARKET

    The Company's primary market for fasteners, the worldwide commercial aircraft industry, is experiencing a strong increase in demand from airlines ordering new and replacement aircraft. Many airlines, particularly U.S. carriers, incurred substantial losses during the early 1990s. Factors which led to these losses included (i) a slowdown in world economic growth, (ii) a decline in air passenger traffic and (iii) the delivery of a record number of previously purchased aircraft to the airlines, all of which created excess aircraft capacity. This excess capacity, coupled with the weakened financial condition of many airlines, significantly impacted their purchases of new and replacement aircraft. Beginning in 1994, a rebound in the world economy and an increase in air passenger traffic helped many airlines restore and increase their profitability. As a result, the airlines have also increased their purchases of new and replacement aircraft, contributing to a significant recovery in the worldwide commercial aircraft industry. In 1996, for example, Boeing and Airbus, the two largest commercial aircraft manufacturers, reported increases in announced aircraft orders of 107% and 208% over 1995 levels, respectively. Increased demand for new and replacement aircraft has led to an increase in the demand for fasteners and fastening systems, such as those manufactured by the Company.

    While there can be no assurance that demand for new and replacement aircraft will not be adversely affected by business cycle fluctuations or declines in airline profitability, the Company believes that long-term industry trends are favorable. For example, in its 1997 Current Market Outlook report, Boeing projects that during the period from 1996 to 2006, world air travel will grow by nearly 75%. Boeing also projects that during this period domestic and international airlines will lease or purchase over 7,000 new aircraft, thereby increasing the worldwide commercial fleet from approximately 11,500 aircraft at the end of 1996 to approximately 17,000 aircraft (net of retirements) at the end of 2006. In addition, as airlines seek to serve a growing number of air travelers with existing restrictions on arrival and departure slots, airport gates and ramp capacity, commercial aircraft OEMs are experiencing increased orders for heavier, widebodied aircraft of intermediate size. Widebodied aircraft generally require a greater number of fasteners than smaller aircraft.

    DEFENSE MARKET

    The Company also directly and indirectly supplies fasteners and related components to manufacturers of airframes, aircraft engines, missiles and other products used for defense. Since the late 1980s, decreasing levels of defense procurement spending have reduced the size of the defense market, with contracts often reflecting lower build rates and extended production schedules. The U.S. military budget, in particular, has focused principally on operations and maintenance funding for the existing force structure rather than on procurement of new equipment. Due in part to these budget constraints, the defense industry has been consolidating, thereby reducing the overall number of customers available to the Company and other suppliers.

    The Company's products are primarily utilized on military aircraft, including fighters and transport aircraft. Although the number of fighter aircraft expected to be produced is likely to decrease through the year 2000, this decrease may be offset in part by increased production of military transport aircraft such as the C-130J and the C-17. In addition, a number of fighter and other aircraft programs may be implemented to modernize the air forces of the industrialized western nations and their allies. Such programs that are either under development or contemplated include the F/A-18E/F (an advanced variant of the existing F/A-18 fighter bomber), the F-22 (the next-generation advanced fighter) and the EFA (European Fighter Aircraft). The first two programs are in preliminary production stages in the United States. The military programs of the United Kingdom, Germany, Italy and Spain have committed to the EFA, which is scheduled to begin production in 2000. In addition, although there can be no assurance that the proposed fiscal 1998 U.S. military budget will be adopted as proposed, the budget proposed by the President projects an increase in procurement spending for aircraft. There can be no assurance, however, that the production of military transport aircraft will increase, that proposed aircraft programs under development or contemplated will be completed or that any projected increase in U.S. defense procurement spending will result in increased demand for the Company's products.

PRODUCTS AND SERVICES

    The Company's fasteners, fastening systems and related components may be divided into two general categories: those used exclusively in the manufacture of commercial aircraft and defense products (see "--Commercial Aircraft and Defense Products") and those with applications in other industries (see "--Industrial Products and Services"). Within these two broad categories, the Company's products may also be grouped by business unit. The Company's Kaynar and Microdot business units manufacture fasteners and related products that are sold principally to the commercial aircraft and defense industries. The Company's recently-acquired Recoil business manufactures thread insert systems used in a broad range of markets, including high performance automotive and electronic components. The Company's K-Fast business unit produces, sells, leases and services a complete line of installation tools and tooling systems for the Kaynar, Microdot and Recoil product lines, as well as for fasteners and inserts produced by other manufacturers.

    COMMERCIAL AIRCRAFT AND DEFENSE PRODUCTS

    A substantial portion of the Company's net sales are made to the commercial aircraft and defense industries. Of the Company's net sales in 1996, approximately 40% were made to airframe OEMs and their subcontractors, and approximately 21% were made to producers of aircraft engines. In addition, the

Company sold approximately 31% of its production to independent distributors, who in turn are believed to have sold many of such products to commercial aircraft and defense OEMs and subcontractors.

    KAYNAR PRODUCTS

    Kaynar is a leading producer of precision, self-locking internally threaded nuts used in the manufacture of commercial aircraft and defense aerospace products. In 1996, sales of Kaynar products accounted for approximately 78% of the Company's net sales.

    The Kaynar product line is designed principally for use in harsh, demanding environments and includes wrenchable nuts, K-Fast nuts, anchor nuts, gang channels, shank nuts, barrel nuts, clinch nuts and stake nuts. Wrenchable nuts, which offer versatility in airframe construction, are designed for high-strength and vibration resistance and to ensure precision torquing of fastener assemblies. K-Fast nuts, which are lightweight, wrenchable nuts in various configurations, permit high-speed application using K-Fast installation tools. Anchor nuts, which may be riveted, welded or bonded to a structure, are especially useful in blind locations or in locations where an attached nut facilitates maintenance. Gang channel nut assemblies, which may be produced in either straight or radiused versions, are designed for applications that require multiple anchor-type nuts. Shank nuts, which are highly temperature resistant, are designed for jet and rocket engine flange assemblies, such as exhaust manifolds, afterburners and turbine flanges. Barrel nuts are high strength, self-locking nuts used in locations where wrenching space is not available. Clinch nuts and stake nuts are designed for blind applications where hexagonal nuts would be inaccessible for wrenching, or where conditions prevent the installation of an anchor nut.

    Kaynar produces fasteners in a wide variety of materials to accommodate each customer's specifications, from lightweight aluminum or titanium nuts for airframes, to high-strength, high-temperature tolerant engine nuts manufactured from materials such as A-286, Waspaloy-Registered Trademark-, Hastelloy-Registered Trademark- and Inconel-Registered Trademark-. Kaynar also produces the commercial aircraft and defense industries' broadest line of lightweight, non-metallic composite fasteners, which may be configured as wrenchable nuts, anchor nuts, gang channels or barrel nuts. These composite fasteners are used primarily for military aircraft and are designed to reduce radar visibility, enhance resistance to lightning strikes and provide galvanic corrosion protection. Kaynar offers a variety of coatings and finishes for its fasteners, including anodizing, cadmium plating, silver plating, aluminum plating, solid film lubricants and water-based cetyl and solvent-free lubricants.

    MICRODOT PRODUCTS

    Microdot, which accounted for approximately 14% of the Company's 1996 net sales, designs, engineers and manufactures threaded inserts and studs used principally in the commercial aircraft and defense industries.

    Microdot's threaded inserts, which are made of high-grade steel and other high-strength metals, are designed to be installed into softer metals, plastics and composite materials to create bolt-ready holes having strong internal threads within the softer parent material. Once a bolt is threaded into the installed insert, the overall strength of the fastening assembly is substantially enhanced. The Company's customers may also use Microdot inserts for thread repairs. When the existing internal threads on an airframe or engine component become stripped or are otherwise damaged, the customer will retap the hole and insert a Microdot insert, thereby recreating the internal threads.

    Microdot's K-Sert-Registered Trademark- Inserts include keys that are driven down through the threads of parent material, mechanically locking the insert in place to prevent rotation due to vibration and to resist torque-out. Microdot also produces Perma-Thread-Registered Trademark- Inserts and thin-wall inserts. Perma-Thread Inserts are helically-coiled inserts, precision formed from diamond shaped stainless steel wire wound into strong permanent thread. The Perma-Thread Inserts compress as they are inserted into an internally threaded hole to create a strong permanent thread inside the hole. Thin-wall inserts are designed for situations that require a smaller lightweight fastener but also demand a high degree of thread protection and fastening integrity.

    In addition, Microdot produces K-Sert Studs, which are also made from steel and other high-strength metals. The keyed end of the stud is designed to be installed into parent material using a process similar to the insertion of K-Sert Inserts. The other end of the stud is threaded and protrudes from the parent material so that other components may be securely attached to the parent airframe or engine component. Like K-Sert Inserts, K-Sert Studs include locking keys that prevent rotation and provide resistance to torque-out.

    INDUSTRIAL PRODUCTS AND SERVICES

    The products designed and manufactured by the Company's recently acquired Recoil business unit have applications in a variety of industries, including the automotive and electronics markets. The Company's K-Fast products primarily serve the commercial aircraft and defense industries, but are also used in other industrial markets. Recoil, which the Company acquired in August 1996, and K-Fast each accounted for approximately 4% of the Company's 1996 net sales. For the four-month period ended December 31, 1996, Recoil accounted for approximately 8% of the Company's net sales.

    RECOIL PRODUCTS

    Recoil produces helically-wound wire thread inserts that increase the strength of a fastening assembly and assist in the reduction of thread wear, which is particularly important in cases where components are assembled and disassembled frequently or where vibrations are severe. Although Recoil inserts are similar in design to Microdot's Perma-Thread Inserts, Recoil serves a different customer base and sells a greater percentage of its products for use in thread repair, rather than original installation. Recoil inserts are used in the automotive, electronic and other industrial markets, and their associated after-markets.

    In addition to threaded inserts, Recoil also supplies both standard and customized thread repair kits, high speed steel taps and various electric and pneumatic, manual and semi-automatic insertion tools and related accessories. Recoil's distributors market thread repair kits to the public using custom-designed point-of-sale displays. Principal uses for the thread repair kits include automotive repair and the maintenance and repair of heavy machinery.

    Recoil products are designed and manufactured in stainless steel and a wide variety of other materials to meet customer specifications, including Inconel-Registered Trademark- for high temperature applications and phosphorous bronze for low permeability. Recoil inserts are often coated with finishes such as cadmium and silver to prevent corrosion, and dry film lubricants to prevent galling and binding.

    K-FAST PRODUCTS AND SERVICES

    K-Fast tools are primarily designed to install Kaynar, Microdot and Recoil fasteners and inserts, but can also be used to attach other wrenchable nuts, bolts and inserts. K-Fast tools allow customers to install fasteners rapidly and in restricted and hard-to-reach areas, while still maintaining precision torque control. K-Fast tools, which may be incorporated into a customer's automatic and semi-automatic application operations, also permit precise re-torquing of fasteners that have already been installed. K-Fast tools are ergonomically designed to reduce noise and operator fatigue. The Company outsources the production of motors for the K-Fast tools.

    Many OEMs lease K-Fast tools from the Company instead of purchasing them. The Company also services tools purchased or leased by its customers and trains its customers to use the tools. The Company currently has eleven service engineers located throughout North America and Europe, who are able to provide customers with on-site service of, and training for, K-Fast tools. The Company intends to continue to pursue opportunities on the service side of its tooling and tooling systems business.

KEY COMPETITIVE STRENGTHS

    MARKET LEADER. The Company believes that it is the leading manufacturer of precision, self-locking internally threaded nuts sold to the commercial aircraft and defense aerospace industries, and a leading manufacturer of other specialty fasteners, fastening systems and related components used in the manufacture of commercial aircraft and defense products. The Company also believes it offers customers one of the broadest arrays of fasteners, fastening systems and related services. Once a fastener manufactured by the Company has been "designed into" a particular airframe or engine component, the OEM will generally rely on the Company to provide the fastener for the entire production cycle of the airframe or engine, which could last a decade or more. This relationship with OEMs further enhances the Company's position as a market leader.

    RAPID CUSTOMER RESPONSE. The Company's product design and engineering capabilities and its manufacturing expertise give it the ability to respond rapidly to customer demands for new products and product modifications. Once a customer submits specifications for a product, the Company utilizes its forty-three person engineering and product design group to meet the customer's demands and expectations for product development and manufacturing, installation tooling development and application engineering. The Company's engineering and product design personnel are organized into cross-functional design teams to enhance the Company's responsiveness. Often customers will place multiple orders for short runs of different products. The Company has the expertise in complex manufacturing processes necessary to fill such orders within the timeframes required by its customers.

    CORE SUPPLIER. Many OEMs have reduced the number of suppliers for particular parts to a core group of two or three who have the size, expertise and capacity to meet the OEMs' needs. Such reductions allow an OEM to (i) reduce purchasing costs, (ii) streamline purchasing decisions, (iii) maintain greater control over quality and (iv) develop close supplier relationships. Participating in this trend, the Company continues to be a qualified supplier to virtually all major airframe and aircraft engine OEMs on the parts it designs and manufactures. In addition, the Company has never lost its qualified supplier status with respect to any product. The Company believes that as the OEMs have undertaken these reductions, the Company has often achieved incremental increases in its business.

    SOURCE DELEGATION SUPPLIER. The Company's experience and its strong, long-term relationships with OEMs, coupled with its customer-driven approach to quality control, engineering and production, have allowed it to qualify as a "source delegation supplier" to many of its customers, including Boeing, GE and Pratt & Whitney. See "--Customers." A source delegation supplier's products are designed, shipped and installed without the OEM undertaking further testing that it might otherwise perform before installation. An OEM will only designate a supplier as a source delegation supplier after the OEM has undertaken a rigorous review of both the supplier's products and its manufacturing processes. This review process often takes several years.

    EFFICIENCY AND QUALITY CONTROL. The Company has implemented a series of programs designed to improve operating efficiency while at the same time maintaining or improving quality control. As a result, the Company believes that since 1994 it has, among other things, significantly reduced its (i) new product design times, (ii) average lead times on production and (iii) rates of past due orders. Continuous improvement teams, re-engineering teams, Kaizen events (a self-directed process improvement program) and an incentive bonus plan that rewards all employees, other than Recoil personnel, based upon the return on capital employed by the Company's business units are among the quality improvement tools currently used by the Company in its efforts to reduce costs and improve customer service. The Company has also recently begun implementing an automated statistical process control ("SPC") system that will replace its current manual system for recording statistical information at each stage of the production process. The automated SPC system, which is already running in certain areas of the Company's business, should be fully operational by mid-1997.

COMPANY STRATEGY

    The Company's goal is to sustain long-term profitable growth by focusing on the following areas:

    MAINTAINING KEY COMPETITIVE STRENGTHS. The Company intends to maintain and further develop its key competitive strengths, including its leading position in the market for specialty fasteners and fastening systems used in the manufacture of commercial aircraft and defense products. See "--Key Competitive Strengths."

    EXPANDING FASTENER PRODUCTS AND SERVICES. The Company will continue to introduce new fastener products and services to the commercial aircraft, defense and other industrial markets. The Company also plans to continue augmenting its existing array of products and services by qualifying new fasteners and fastening systems, introducing new packaged thread repair kits in the automotive after-market and expanding its installation tooling products and repair services.

    FOCUSING ON HIGHER VALUE-ADDED PRODUCTS. Kaynar and Microdot, the Company's two largest business units, manufacture nuts, inserts and studs that are engineered for a variety of harsh, demanding environments and often require high tensile strength, toughness, durability, corrosion resistance and resistance to metal fatigue and creep. To meet these demands, the Company employs higher value-added manufacturing processes than would be required if the fasteners were designed for less demanding environments. These processes include manufacturing expertise in a wide range of specialty metals, alloys and composites. The Company intends to continue to focus on engineering and manufacturing such specialty products.

    LEVERAGING CORE CAPABILITIES. The Company intends to grow by leveraging its core capabilities in engineering, materials technology, manufacturing and business processes. The Company believes that with these capabilities, it can develop new business opportunities with current customers, beyond existing fastener applications. The Company will also use its core capabilities as a basis for moving into related markets that it does not currently address.

    INCREASING INTERNATIONAL MARKETING. The commercial aircraft industry is becoming increasingly international, as component and sub-assembly manufacturers overseas obtain significant contracts from major airframe and aircraft engine OEMs. The Company plans to continue to increase its international presence to capitalize on opportunities for growth in the expanding international commercial aircraft market. The Company's strategy includes continued penetration into foreign markets. The Company, for example, has recently placed an on-site sales engineer in Beijing, China and a direct salesperson in Mexico City, Mexico. See "--Sales and Marketing."

    GROWING THOUGH ACQUISITIONS AND STRATEGIC ALLIANCES. The Company selectively reviews opportunities to acquire other companies, assets and product lines that add to or complement its existing products and services. The Company successfully completed the Recoil acquisition and the purchase of the KELOX product line in 1996 and believes that other potentially complementary acquisitions may be possible as consolidation continues in the commercial aircraft and defense industries. The Company, however, currently has no agreements, commitments or understandings with respect to any acquisitions, nor can there be any assurance that the Company will make any such acquisitions in the future.

CUSTOMERS

    In 1996, approximately 65% of the Company's net sales were made directly to OEMs and subcontractors. Direct sales to Boeing, GE and Pratt & Whitney, the Company's three largest OEM customers, accounted for approximately 18%, 12% and 8% of the Company's 1996 net sales, respectively. The remaining 35% of the Company's 1996 net sales were made to a global network of thirty-five independent distributors, who sell the Company's products to OEMs, subcontractors and other customers. See "--Sales and Marketing."

    The Company is currently a "source delegation supplier" of certain products to the following OEMs: Boeing, GE, Pratt & Whitney, Lockheed Martin, McDonnell Douglas, Air Supply (a unit of AlliedSignal Inc.), Ultra Electronics Ltd. and Williams International Co. A source delegation supplier's products are designed, shipped and installed without the OEM undertaking further testing that it might otherwise perform before installation. See "--Key Competitive Strengths--Source Delegation Supplier." In addition to its source delegation designations, the Company is also a qualified supplier under the preferred supplier programs of most other major airframe and aircraft engine OEMs and subcontractors, including Allison

Engine Co., Loral Vought Systems Corp., Northrop Grumman Corp., Rocketdyne (a unit of Rockwell International Corp.), Rohr Inc. and Rolls Royce.

BACKLOG

    The Company's backlog at December 31, 1996 was approximately $65.5 million, approximately 92% of which is scheduled to be delivered during 1997. The Company's total backlog as of December 31, 1995 was approximately $41.2 million.

    The following chart shows the quarterly backlog orders believed by management to be deliverable within the twelve months following each quarter end:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

 QUARTER ENDED   TWELVE MONTH BACKLOG
3-1994                        $ 21,957
6                             $ 23,794
9                             $ 23,940
12                            $ 24,421
3-1995                        $ 28,940
6                             $ 34,187
9                             $ 33,524
12                            $ 35,843
3-1996                        $ 40,792
6                             $ 44,997
9                             $ 53,925
12                            $ 60,189

ENGINEERING AND PRODUCT DEVELOPMENT

    The Company employs approximately 43 engineers and designers. At Kaynar and Microdot, these employees are assigned to cross-functional design teams, which work together to develop new products and improve existing products. Each design team includes personnel from the following functional areas: production design, tool design, manufacturing engineering and production engineering. The use of design teams is intended to reduce the overall time needed to bring products to market.

    The development of a new fastener generally begins when a customer submits specifications for the fastener to the Company. The design team then develops a computer-generated or physical model of the fastener based on the specifications and may work with the Company's research and development (R&D) group, which includes skilled tool and die makers and a machine development group, to produce a prototype of the product. Reliance on the Company's R&D personnel at this stage of the development process allows the Company to thoroughly test a new design and its requisite manufacturing process without interrupting the manufacture of existing products at the Company's facilities. Concurrent with the design and testing of a prototype, the design team also develops a plan for manufacturing the fastener in the most cost-effective manner and undertakes the steps necessary to implement that plan.

PATENTS

    The Company currently holds a number of U.S. and international patents, covering a variety of products and processes. Although the Company believes patent protection to be valuable in certain circumstances, management does not believe that the termination, expiration or infringement of one or more of the Company's patents would have a material adverse effect on the business or prospects of the Company.

    The Company has not been involved in patent infringement litigation, and the Company believes that its processes and products do not infringe on the intellectual property rights of others; however, there can be no assurance that an infringement claim will not be asserted against the Company in the future. The Company has from time to time asserted infringement claims by notice to third parties. Such claims, however, have been settled by the Company and have not resulted in litigation.

MANUFACTURING AND RAW MATERIALS

    Each of the Company's fasteners is manufactured using one of three general methods of production: stamping, machining or forging. In each case, the production process begins with the purchase of raw materials: sheet metal in the case of stamping, bars in the case of machining and high grade wire in the case of forging. The fastener is then formed using the applicable processes. Subsequent steps in the production process include tapping, crimping, heat treating, plating, coating, assembly and final inspection.

    The Company manufactures fasteners for its commercial aircraft and defense customers based on the customers' orders and specifications and, except for certain Recoil products, the Company generally does not produce fasteners for its own inventory. The Company has the expertise in complex manufacturing processes necessary to produce products in multiple, short runs, which are often requested by its customers. See "--Key Competitive Strengths--Rapid Customer Response."

    The Company purchases raw materials, which include the various metals, composites and finishes used in production, from over twenty different suppliers. The Company believes that these raw materials would be available at competitive prices from various other suppliers as well. See "Risk Factors-- Availability and Cost of Raw Materials" for a discussion of the risks related to the Company's supply of raw materials.

SALES AND MARKETING

    The Company's sales force consists of approximately 24 salespeople located throughout the world and 31 independent sales agents who work with the Company on a commission basis. The sales force sells products directly to OEMs and subcontractors and to a global network of 35 independent distributors, who, in turn, sell to OEMs, subcontractors and other customers. Often, the OEMs will determine whether the Company sells a product directly to the OEM or through an independent distributor.

    Each of the Company's four business units independently conducts sales and marketing efforts. In certain cases, however, the business units collaborate in cross-marketing efforts and, in some geographic regions, may use the same sales representative or agent. Each business unit's sales force and its respective officers are responsible for obtaining new customers and maintaining relationships with existing customers.

EMPLOYEES

    As of December 31, 1996, the Company employed 1,111 employees. Approximately 73% of these employees are engaged in manufacturing, 22% are engaged in management, sales, marketing and general administration and 5% are engaged in engineering and product development. None of the Company's employees is represented by a union, and management considers its employee relations to be good.

    Each of the Company's employees (other than those in the Recoil business unit) is eligible for an annual bonus based on the return on capital employed of the particular business unit in which the employee works.

PROPERTIES

    As of March 31, 1997, the Company had eight principal facilities, consisting of an aggregate of approximately 277,900 square feet of space. The following table describes the principal facilities and indicates the location, function, approximate size and ownership of each:

                                                                    APPROX.
                                                                    SQUARE
LOCATION                                    FUNCTION                FOOTAGE           OWNERSHIP
------------------------------  ---------------------------------  ---------  -------------------------
Fullerton, CA.................  The Company and Kaynar Division      200,000  Leased (expires
                                  headquarters:                                 October 31, 1999)
                                  Administration, product
                                  development, engineering,
                                  manufacturing and distribution

Placentia, CA.................  Microdot Division headquarters:       40,000  Leased (expires
                                  Administration, product                       September 30, 2001)
                                  development, engineering,
                                  manufacturing and distribution

Oakleigh, VIC, Australia......  Recoil Pty headquarters:              24,000  Leased (expires
                                  Administration, product                       August 1, 2000)
                                  development, engineering,
                                  manufacturing and distribution

Nemesuamos, Hungary...........  K.T.I. Femipari KFT:                   6,200  Owned
                                  Manufacturing

Carmel, IN....................  Recoil (U.S.):                         4,300  Leased (expires
                                  Sales and marketing of Recoil                 December 31, 1998)
                                  products

Wolverhampton, U.K............  Recoil (Europe) Ltd.:                  1,700  Leased (expires
                                  Sales and marketing of Recoil                 December 25, 2001)
                                  products

Lutterworth, U.K..............  Kaynar Technologies Ltd.               1,000  Leased (expires
                                  headquarters:                                 January 2, 2002)
                                  Kaynar and K-Fast sales office

Aalst, Belgium................  Recoil Marketing BVBA:                   700  Leased (expires
                                  Sales and marketing of Recoil                 April 20, 2003)
                                  products

    The Company currently anticipates that its 6,200 square foot manufacturing facility in Nemesuamos, Hungary will be completed and operational by the end of the first quarter of 1997. The Company purchased the property on which the facility is being built in July 1996. When completed, the Hungarian facility will be responsible for certain machining and forging operations on a limited number of Kaynar and Microdot products. These products will be transported to the Company's U.S. facilities for final fabrication.

    The Company has also recently entered into a lease covering 4,600 square feet of office and administrative space in Orange, California. The Company intends to complete the relocation of its executive offices from Fullerton, California to the Orange site by the end of the second quarter 1997. This lease expires April 1, 2003.

    While the Company believes that its facilities are adequate to support its operations for the foreseeable future, the Company regularly reviews its need for additional facilities and could, in the future, lease or purchase one or more additional facilities or seek to expand its existing facilities.

LEGAL PROCEEDINGS

    During the ordinary course of business, the Company, from time to time, is threatened with, or becomes a party to, legal actions and other proceedings. Management is of the opinion that the outcome of currently known legal actions and proceedings to which it is a party will not, singly or in the aggregate, have a material adverse effect on the Company.

COMPETITION

    The Company competes with a number of producers of aerospace fasteners and fastening systems, including three publicly-held companies, SPS Technologies Inc. ("SPS"), the Huck International Division of the Thiokol Corporation ("Thiokol") and The Fairchild Corporation ("Fairchild"), all of which have greater financial resources than the Company. SPS manufactures high-strength wrenchable nuts, gang channels, plate nuts and other products for certain of the same customers as the Company, including Boeing, Pratt & Whitney and GE. Thiokol produces fasteners and fastening systems that differ substantially from the Company's products in design, but nevertheless often serve comparable functions in airframe and engine construction. Fairchild produces threaded inserts and studs that compete with the Microdot product lines, as well as various nuts used by certain of the Company's customers, including GE. On February 27, 1997, Fairchild acquired a controlling interest in Simmonds, S.A. ("Simmonds") a French corporation, which produces fasteners that compete with certain Kaynar products, particularly metric nuts and gang channels sold to European airframe and engine OEMs. Under the terms of the agreement, Fairchild acquired an 84.2% ownership interest in Simmonds. Fairchild has also announced its intent to tender immediately for the remaining ownership interests in Simmonds held by the public. The Company also competes with several smaller, privately-owned companies, which generally have lower sales volumes than the Company.

    The Company believes that competition for sales of fasteners and fastener systems to the commercial aircraft and defense industries is based on product design and quality, turnaround time and responsiveness to customer specifications, product availability and pricing. The Company believes that it competes favorably with respect to each of these factors.

    HeliCoil, a unit of Black & Decker Corp., is Recoil's primary competitor in the industrial markets for threaded inserts. The Company believes that competition for sales of threaded insets and thread repair kits to the markets served by Recoil is based on turnaround time and responsiveness to customer specifications, product availability and pricing. The Company believes that it competes favorably with respect to each of these factors.

ENVIRONMENTAL MATTERS

    The Company's operations are subject to federal, state and local environmental laws and regulation by various governmental agencies. Among other matters, these regulatory authorities impose requirements that regulate the generation, emission, discharge, management, transportation and disposal of hazardous materials, pollutants and contaminants, govern public and private response actions to hazardous or regulated substances that may be or have been released into the environment, and require the Company to obtain and maintain licenses and permits in connection with its operations. This extensive regulatory framework imposes significant compliance burdens and risks on the Company. Although management believes that the Company's operations and its facilities are in material compliance with such laws and regulations, there can be no assurance that future changes in such laws, regulations or interpretations thereof or the nature of the Company's operations will not require the Company to make significant additional capital expenditures to ensure compliance in the future.

    The Company anticipates that during the period from 1997 through 1998 it will incur a one-time capital expenditure of between $1 million and $2 million to reduce its reliance on degreasing operations that use perchloroethylene by switching to aqueous-based solvents whenever possible. Although these new operations will significantly reduce the Company's need to use perchloroethylene as a degreasing agent, the Company's principal reason for undertaking this expenditure is to increase manufacturing efficiency.

    Although the Company has not been notified by any environmental authority that its current degreasing operations are in violation of any applicable law or regulation, perchloroethylene has been detected in the soil beneath the Company's Fullerton, California facility. Environmental consultants retained by the Company have determined that this was not caused by existing degreasing operations. The Company anticipates that if remediation of the perchloroethylene at this site is required, it could be accomplished at a cost of approximately $200,000 over the course of two years. In connection with the AFSG acquisition in January 1994, the Company established reserves that management believes are sufficient to cover this possible remediation.

    The Company is required to maintain air quality permits for the operation of several of its plating lines. The permit required to run its cadmium-plating system currently includes a maximum annual usage restriction that is significantly below the Company's actual 1996 usage. In 1996, however, the Company obtained a variance from the applicable environmental control authority that permitted the Company to exceed the usage restriction. In 1997, the Company intends to install a new automated cadmium-plating system that includes improved emissions control features, which should result in removal of the usage restriction. If the restriction is not removed prior to the installation of the automated plating system, the Company expects that it will again be granted a usage variance. There can be no assurance, however, that a usage variance will be granted or that the failure to obtain a usage variance will not have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below is certain information concerning the directors and executive officers of the Company. Each director holds office until the next annual meeting of stockholders, or until his successor has been elected and qualified. Officers are appointed by the Board of Directors.

NAME                                    AGE(*)                     PRINCIPAL POSITIONS WITH THE COMPANY
------------------------------------  -----------  --------------------------------------------------------------------
Jordan A. Law.......................          54   Chairman of the Board of Directors, President and Chief Executive
                                                     Officer

David A. Werner.....................          44   Executive Vice President, Secretary and Director

Robert L. Beers.....................          50   Senior Vice President, Marketing and Business Development

LeRoy A. Dack.......................          52   Division President, Kaynar

Joseph M. Varholick.................          45   Division President, Microdot

Kenneth D. Jones....................          52   Group Chief Executive Officer, Recoil

Imre Berecz.........................          59   Vice President, Product Research and Development, and Managing
                                                     Director, K.T.I. Femipari KFT

Joseph F. Blomberg..................          58   Director of Human Resources

Norman A. Barkeley..................          66   Director

Burton J. Kloster, Jr...............          65   Director

Richard P. Strubel..................          57   Director

------------------------

* As of December 31, 1996.

    JORDAN A. LAW has been Chairman of the Board of Directors, President and Chief Executive Officer of the Company since October 1993. From July 1991 to January 1994, Mr. Law served as President of AFSG.

    DAVID A. WERNER has been Executive Vice President of the Company since December 1996 and Secretary and a Director of the Company since October 1993. From October 1993 to December 1996, Mr. Werner served as Vice President and Treasurer of the Company. From July 1990 to January 1994, Mr. Werner was Vice President and Chief Financial Officer of Old Microdot. Mr. Werner is also a director of Lumber Yard Supply, a privately-held corporation. Mr. Werner is a certified public accountant.

    ROBERT L. BEERS has been Senior Vice President, Marketing and Business Development, of the Company since December 1996. From January 1994 to December 1996, Mr. Beers served as Vice President, Sales and Marketing, of the Company. From June 1991 to January 1994, Mr. Beers was Vice President, Sales and Marketing, of AFSG.

    LEROY A. DACK has been President of the Company's Kaynar business unit since December 1996. From January 1994 to December 1996, Mr. Dack served as Vice President and General Manager of the Kaynar business unit. From May 1991 to January 1994, Mr. Dack was Vice President and General Manager of the Kaynar division of Old Microdot.

    JOSEPH M. VARHOLICK has been President of the Company's Microdot operating unit since December 1996. From January 1994 to December 1996, Mr. Varholick served as Vice President and General Manager of the Microdot business unit. From September 1993 to January 1994, Mr. Varholick was Vice President and General Manager of the Microdot Inserts division of Old Microdot. From May 1992 to September 1993, Mr. Varholick was Managing Director of Microdot Aerospace Limited (U.K.), a subsidiary of Old Microdot. Prior to May 1992, Mr. Varholick was the Director of Sales of the Kaynar division of Old Microdot.

    KENNETH D. JONES has been Group Chief Executive Officer of the Company's Recoil business unit since August 1996. From August 1994 to August 1996, Mr. Jones was the Group Chief Executive Officer of

Recoil Pty Ltd, the entity from which the Company purchased the Recoil business unit. Prior to August 1994, Mr. Jones served as Chief Executive Officer of Polycure Pty. Ltd., a manufacturer of specialty, high technology coatings.

    IMRE BERECZ has been Vice President, Product Research and Development, and Managing Director, K.T.I. Femipari KFT, since December 1996. From January 1994 to December 1996, Mr. Berecz was the Company's Vice President, Research and Development. From 1983 to January 1994, Mr. Berecz served as Vice President, Engineering of AFSG.

    JOSEPH F. BLOMBERG has been Director of Human Resources of the Company since January 1994. From June 1984 to January 1994, Mr. Blomberg served as Director of Human Resources of AFSG.

    NORMAN A. BARKELEY has been a Director of the Company since March 1997. Mr. Barkeley has been chairman of Ducommun Incorporated, an aerospace equipment manufacturer ("Ducommun"), since July 1988. Mr. Barkeley served as Chief Executive Officer of Ducommun from July 1988 to December 1996 and President of Ducommun from July 1988 to December 1995. Mr. Barkeley is also a director of Dames and Moore Inc., an engineering and consulting firm, Golden Systems, Inc., an electrical components manufacturer, and RHR International Co., a privately-held management consulting firm.

    BURTON J. KLOSTER, JR. has been a Director of the Company since March 1997. Mr. Kloster has been retired since September 1995. Prior to his retirement, Mr. Kloster had served as a Director of GECC since September 1989, Senior Vice President of GECC since October 1984 and Vice President, General Counsel and Secretary of GECC since March 1976. Pursuant to the New Stockholders Agreement, GECC designated Mr. Kloster as an individual to be nominated to the Board of Directors by the Company.

    RICHARD P. STRUBEL has been a Director of the Company since March 1997. Mr. Strubel has been Managing Director of Tandem Partners, Inc., a management services firm, since June 1990. From January 1984 to October 1994, Mr. Strubel served as President and Chief Executive Officer of Old Microdot. Mr. Strubel is a director of Children's Memorial Medical Center and Children's Memorial Hospital, both of which are located in Chicago, and a trustee of the University of Chicago. Mr. Strubel also is a trustee of 35 mutual funds for which Goldman, Sachs & Co. serves as investment adviser and 16 mutual funds for which The Northern Trust Company serves as investment adviser. Pursuant to the New Stockholders Agreement, GECC designated Mr. Strubel as an individual to be nominated to the Board of Directors by the Company.

    As discussed above, each of Messrs. Law, Werner, Beers, Dack, Varholick and Strubel served as an officer or key employee of Old Microdot. In June 1993, Old Microdot filed a petition under Chapter 11 of the federal bankruptcy laws. See "The Company--Formation of the Company."

DIRECTORS COMPENSATION

    Prior to March 1997, members of the Company's Board of Directors did not receive any compensation for their services as directors. Commencing in March 1997, however, non-employee directors will be paid $10,000 per year plus $1,000 per meeting for attending meetings of the Board of Directors or meetings of any committee thereof not immediately preceding or following a meeting of the full Board. Non-employee directors may also participate in the Company's 1997 Stock Incentive Plan. See "--Stock Incentive Plan-- Non-Employee Director Options." Except as set forth below in "--Executive Compensation," directors who are employees of the Company will not be paid for their services as directors. All directors, however, are reimbursed for certain expenses in connection with attendance at Board of Directors and committee meetings.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has established an Audit Committee and a Compensation Committee. As long as the outstanding Series C Preferred Stock represents 40% or more of the Fully Diluted Shares, each of these committees will include two directors that were designated by the holder of the Series C Preferred Stock for nomination to the Board of Directors. As long as the outstanding Series C Preferred Stock represents 25% or more (but less than 40%) of the Fully Diluted Shares, each of these committees will include one director that was designated by the holder of the Series C Preferred Stock for nomination to the Board of Directors. See "Description of Capital Stock--The New Stockholders Agreement."

    The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's independent auditors, the scope of annual audits, fees to be paid to auditors, the performance of the auditors and the accounting practices of the Company. The Audit Committee currently consists of Messrs. Kloster and Strubel.

    The Compensation Committee, which consists of Messrs. Barkeley, Kloster and Strubel, determines the salaries and incentive compensation of the Company's officers and provides recommendations for the salaries and incentive compensation of the other employees of, and any consultants to, the Company. The Compensation Committee also administers the Company's incentive compensation, stock and benefit plans.

    The By-laws of the Company provide that the Board of Directors may also establish other committees from time to time.

EXECUTIVE COMPENSATION

    The following table sets forth a summary of all compensation awarded to, earned by, or paid to the Chief Executive Officer of the Company and each of the four most highly compensated executive officers of the Company (other than the Chief Executive Officer) whose total annual salary and bonus for the year ended December 31, 1996 was in excess of $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                        ANNUAL COMPENSATION
                                                                               --------------------------------------
                                                                                                        OTHER ANNUAL
NAME AND PRINCIPAL POSITION                                                      SALARY      BONUS      COMPENSATION
------------------------------------------------------------------             ----------  ----------  --------------
Jordan A. Law ....................................................       1996  $  175,000  $  181,000        --
  Chief Executive Officer                                                1995     164,000     123,000        --
                                                                         1994     156,000      81,000        --

David A. Werner ..................................................       1996     150,000     144,000        --
  Executive Vice President                                               1995     139,000      98,000        --
                                                                         1994     132,000      66,000        --

Robert L. Beers ..................................................       1996     124,000      77,000   $   4,769(1)
  Senior Vice President, Marketing and                                   1995     118,000      52,000        --
  Business Development                                                   1994     112,000      36,000        --

LeRoy A. Dack ....................................................       1996     122,000      80,000        --
  Division President, Kaynar                                             1995     118,000      53,000        --
                                                                         1994     112,000      42,000        --

Joseph M. Varholick ..............................................       1996     110,000      67,000        --
  Division President, Microdot                                           1995     101,000      39,000        --
                                                                         1994      96,000      23,000       3,504(2)

------------------------

(1) This amount compensated Mr. Beers for vacation time not taken.

(2) This payment reimbursed Mr. Varholick for certain taxes incurred as a result of an overseas assignment undertaken at the request of the Company.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
  ARRANGEMENTS

    In April 1997, the Company entered into employment agreements with Messrs. Law, Werner, Dack, Beers, Varholick and Berecz. The agreements provide for annual base salaries of $190,000, $170,000,

$137,000, $136,000, $125,000 and $124,000, respectively, which are subject to discretionary increases and annual review. The duration of each agreement is one year (two years for Messrs. Law and Werner); however, each agreement contains an automatic renewal provision that takes effect every six months unless notice that the agreement will not be renewed is given at least 30 days prior to a renewal date. The agreements provide for participation in all annual bonus, incentive, savings and retirement and benefit plans offered generally to Company employees. If the Company terminates an agreement other than for cause or as a result of death or disability, the Company will make payments equal to the employee's annual base salary (two times annual base salary in the case of Messrs. Law and Werner). If a change in control of the Company occurs within one year, and either the Company terminates an agreement other than for cause or an employee terminates his agreement for good reason, the Company will pay an amount equal to the sum (or, for Messrs. Law and Werner, twice the sum) of (i) the highest annual base salary paid to the employee during the three most recent calendar years ending prior to the year the change in control occurs and (ii) the amount of the highest bonus or bonuses paid to the employee for any calendar year ending prior to the year the change in control occurs.

    In August 1996, the Company also entered into an employment agreement with Mr. Jones, which provides for a base salary of $184,000 (Australian dollars) per year, a contribution to a superannuation fund equaling 10% of base salary and certain fringe benefits. Mr. Jones will be entitled to a bonus equal to 1% of base salary for every 1% increase in Recoil's annual net profit before depreciation, interest and taxes from the previous twelve month period. Although the agreement is not limited in duration, either party may terminate the agreement by giving four months written notice; however, should his employment be terminated within the first three years after the commencement of the agreement, Mr. Jones will be entitled to an additional special payment equal to six months of his total compensation package.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In 1996, Messrs. Law and Werner were the only executive officers of the Company who participated in deliberations of the Company's Board of Directors concerning executive compensation. The Compensation Committee of the Board of Directors was not formed until March 1997. See "--Committees of the Board of Directors."

STOCK INCENTIVE PLAN

    In March 1997, the Company adopted its 1997 Stock Incentive Plan (the "Plan"). The Plan provides an additional means to attract, motivate, retain and reward key employees (including executive officers), as well as outside consultants and advisors, of the Company and its subsidiaries and to attract, motivate, and retain experienced and knowledgeable independent directors.

    SHARES THAT MAY BE ISSUED UNDER THE PLAN. A maximum of 500,000 shares of Common Stock, or approximately 5.8% of the issued and outstanding shares of Common Stock (on a fully diluted basis), has been reserved for issuance as grants and awards under the Plan. The maximum number of shares that may be subject to options and stock appreciation rights ("SARs") granted to any participant in the Plan during any calendar year will not exceed 45,000. The number and kind of shares available under the Plan are subject to adjustment in the event of any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend), extraordinary dividend or other distribution with respect to the Common Stock, reverse stock split, reorganization, merger, combination, consolidation, split-up, spin-off, combination, repurchase or exchange of Common Stock or other securities of the Company, or there shall occur any similar corporate transaction or event with respect to the Common Stock or a sale of substantially all assets of the Company.

    ADMINISTRATION AND ELIGIBILITY. The Plan will be administered by the Compensation Committee, each member of which must be an outside director as defined in Section 162(m) of the Internal Revenue Code (the "Code"). The Plan empowers the Compensation Committee, among other things, to interpret the Plan, to make all determinations deemed necessary or advisable for the administration of the Plan and to award to officers and other employees of the Company as well as other persons, such as significant consultants and advisors, selected by the Compensation Committee (collectively, "Eligible Persons"), options (including incentive stock options ("ISOs")) as defined in the Code, SARs, performance shares, other awards valued by reference to Common Stock and such factors as the Compensation Committee deems relevant, and certain Cash-Based Awards (as defined in the Plan). The various types of awards under the Plan are collectively referred to as "Awards." It is expected that after the consummation of the Offering there will be approximately 50 officers and other employees eligible to participate in the Plan.

    TRANSFERABILITY. Generally speaking, Awards are not transferable other than by will or the laws of descent and distribution, are exercisable only by the participant and may be paid only to the participant or the participant's beneficiary or representatives. However, the Compensation Committee may establish conditions and procedures under which exercise by and transfers and payments to certain third parties are permitted, to the extent permitted by law.

    OPTIONS. An option is the right to purchase shares of Common Stock at a future date at a specified price. The option price is generally one hundred percent of the closing price for a share of Common Stock as reported on any national securities exchange ("fair market value") on the date of grant.

    An option may be granted as an ISO or a nonqualified stock option. An ISO may not be granted to a person who, at the time the ISO is granted, owns more than 10% of the total combined voting power of all classes of stock of the Company and its subsidiaries unless the option price is at least 110% of the fair market value of shares of Common Stock subject to the option and such option by its terms is not exercisable after expiration of five years from the date such option is granted. The aggregate fair market value of shares of Common Stock (determined at the time the option is granted) for which ISOs may be first exercisable by an option holder during any calendar year under the Plan or any other plan of the Company or its subsidiaries may not exceed $100,000. A nonqualified stock option is not subject to any of these limitations.

    SARS. The Plan authorizes the Compensation Committee to grant SARs independent of any other Award or concurrently (and in tandem) with the grant of options. An SAR granted in tandem with an option is only exercisable when and to the extent that the related option is exercisable. An SAR entitles the holder to receive upon exercise the excess of the fair market value of a specified number of shares of Common Stock at the time of exercise over the option price. This amount may be paid in Common Stock (valued at its fair market value on the date of exercise), cash or a combination thereof, as the Compensation Committee may determine.

    PERFORMANCE SHARE AWARDS. The Compensation Committee may, in its discretion, grant Performance Share Awards to Eligible Persons based upon such factors as the Compensation Committee deems relevant in light of the specific type and terms of the Award. The amount of cash or shares or other property that may be deliverable pursuant to these Awards will be based upon the degree of attainment, over a specified period of not more than ten years (a "performance cycle") as may be established by the Compensation Committee, of such measures of the performance of the Company (or any part thereof) or the participant as may be established by the Compensation Committee. The Compensation Committee may provide for full or partial credit, prior to completion of a performance cycle or the attainment of the performance achievement specified in the Award, in the event of the participant's death, retirement, or disability, a Change in Control Event (as defined in the Plan) or in such other circumstances as the Compensation Committee may determine.

    SPECIAL PERFORMANCE-BASED AWARDS. In addition to Awards granted under other provisions of the Plan, performance-based awards within the meaning of Section 162(m) of the Code ("Performance-Based Awards"), which depend on the achievement of pre-established performance goals, may be granted under the Plan. The specific performance goals will be selected by the Compensation Committee in its sole discretion and the specific targets will be pre-established so that their attainment is substantially uncertain at the time of establishment. The permitted performance goals under the Plan may include earnings per share, return on equity, cash flow and total stockholder return. However, the applicable performance measurement period may not be less than one nor more than ten years.

    The eligible class of persons for Performance-Based Awards consists of the executive officers of the Company. The maximum number of shares of Common Stock that may be delivered as Performance-Based Awards to any participant in any calendar year shall not exceed 75,000 shares. Furthermore, the maximum amount of compensation to be paid to any participant in respect of any Cash-Based Awards that are granted in any calendar year may not exceed $200,000. Before any Performance-Based Award is paid, the Committee must certify that the material terms of the Performance-Based Award were satisfied. The Committee will have discretion to determine the restrictions or other limitations of the individual Awards.

    STOCK BONUSES. The Compensation Committee may grant a stock bonus to any Eligible Person to reward exceptional or special services, contributions or achievements in the manner and on such terms and conditions (including any restrictions on such shares) as determined from time to time by the Compensation Committee. The number of shares so awarded shall be determined by the Compensation Committee and may be granted independently or in lieu of a cash bonus.

    TERM AND EXERCISE PERIOD OF AWARDS. The Plan provides that awards may be granted for such terms as the Compensation Committee may determine but options to acquire Common Stock may not have terms greater than ten years after the date of the Award. The Plan also generally imposes a six-month minimum vesting period on Awards and vesting at a rate not in excess of 25% per year. The Compensation Committee will set forth in each Award the effect of termination of employment upon the rights and benefits conferred and may make distinctions based on the cause of termination. In the event of termination other than for cause, the Compensation Committee may, in its discretion, increase the portion of an Award otherwise available or extend the exercise period of such Award. For non-employee directors, if the director's service with the Company terminates by reason of death or disability, his or her options shall become immediately exercisable and may be exercised for a period of two years after the date of such termination or until the options expire, whichever occurs first. If a non-employee director is terminated for any other reason, his or her exercisable options will expire at the earlier of six months or the expiration of the stated term and options not exercisable will be terminated. Other than as specified in the Plan, the Committee has the authority to accelerate the exercisability of options or (within the maximum ten-year term) extend the exercisability periods.

    TERMINATION, AMENDMENT AND ADJUSTMENT. The Plan may be terminated by the Compensation Committee or by the Board of Directors at any time. In addition, the Compensation Committee or the Board may amend the Plan from time to time, without the authorization or approval of the Company's stockholders, unless that approval is required by the certificate of designation relating to the Series C Preferred Stock, any law or agreement or the rules of any exchange upon which the stock of the Company is listed. No Award may be granted under the Plan more than ten years after the effective date of the Plan, although Awards previously granted may thereafter be amended consistent with the terms of the Plan.

    Upon the occurrence of a change in control event, in addition to acceleration of vesting, an appropriate adjustment to the number and type of shares or other securities or property subject to an Award and the price thereof may be made in order to prevent dilution or enlargement of rights under Awards.

    Individual awards may be amended by the Compensation Committee in any manner consistent with the Plan, including amendments that effectively reprice options without changes to other terms. Amendments that adversely affect the holder of an Award, however, are subject to his or her consent. The Plan is not exclusive and does not limit the authority of the Board of Directors or the Compensation Committee to grant other awards, in stock or cash, or to authorize other compensation, under any other plan or authority.

    NON-EMPLOYEE DIRECTOR OPTIONS. The Plan provides for automatic initial and subsequent annual grants of non-qualified stock options, with five-year terms, to non-employee directors. Each person who becomes a non-employee director will receive an initial grant of options to purchase 1,000 shares of Common Stock. Under the subsequent automatic grant, each non-employee director then in office will be granted options to purchase 500 shares each January 31. Each non-employee director option will vest at the rate of 25% per year commencing one year after the initial award date and each of the next three years thereof. Upon the occurrence of a change in control event, each non-employee director option will become immediately exercisable in full, provided that no option will be accelerated to a date prior to six months after its grant date. To the extent any non-employee director option is not exercised prior to (i) dissolution of the Company or (ii) a merger or other corporate event that the Company does not survive, and no provision is made for the assumption, conversion, substitution or exchange of such option, such option will terminate upon the occurrence of the change in control event.

    INITIAL GRANTS OF OPTIONS. The Company anticipates granting certain options or shares under the Plan within three-to-six months following the consummation of the Offering. Options to purchase approximately 100,000 shares are anticipated to be granted to all executive officers and employees as a group. These options are anticipated to have a term of five years and to vest in equal annual installments over four years. The options will have an exercise price at least equal to the then prevailing market price per share.

                              CERTAIN TRANSACTIONS

FINANCING ARRANGEMENTS

    The Company and Operating Company have entered into the following financing arrangements with GECC which, although not resulting from competitive bids, are believed by the Company to have been obtained on commercially reasonable terms:

    FIXED RATE LOANS

    TERM LOAN AGREEMENT. In January 1994, in connection with the capitalization of the Company, the Company and GECC entered into a Term Loan Agreement (the "Term Loan Agreement"), pursuant to which GECC loaned $4.8 million to the Company, which is due and payable on January 3, 1999 and secured by the stock of Operating Company. Interest on this term loan, which is payable quarterly and may be added to the original principal, accrued at the rate of 9.5% for the period from January 3, 1994 to December 31, 1995 and, pursuant to the terms of the Term Loan Agreement, will accrue at the rate of 11.5% from January 1, 1996 until the loan is paid in full. As of December 31, 1996, approximately $6.5 million in total principal and interest was outstanding under this term loan. Interest expense on the loan was approximately $476,000, $525,000, and $712,000 for 1994, 1995 and 1996 respectively.

    PAYMENT-IN-KIND (PIK) DIVIDEND NOTE AGREEMENT. In lieu of quarterly cash dividends on the Series A and Series B Preferred Stock, the Company has issued PIK Dividend Notes to GECC. As of December 31, 1996, principal and interest on twelve PIK Dividend Notes for each such series of Preferred Stock were outstanding in the aggregate amounts of $84,000 for the Series A Preferred Stock and $247,000 for the Series B Preferred Stock. Interest on the PIK Dividend Notes, which is payable quarterly and may be added to the original principal of a Note, accrued at the rate of 9.5% for the period from January 3, 1994 to December 31, 1995 and will accrue at the rate of 11.5% from January 1, 1996 until each PIK Dividend Note is paid in full. Total interest expense on all PIK Dividend Notes was approximately $5,000, $12,000, and $26,000 for 1994, 1995 and 1996, respectively.

    VARIABLE RATE LOANS

    CREDIT AGREEMENT. In January 1994, Operating Company entered into a separate Credit Agreement (the "Credit Agreement") with GECC, which contains both a term loan provision and the Revolver. The term loan under the Credit Agreement, which is secured by substantially all of the Company's assets, was initially issued in the amount of $15.8 million for use in connection with the AFSG acquisition. Amendments to the Credit Agreement in December 1994, August 1995, August 1996 and December 1996 increased that amount to $28.2 million, the proceeds of which have been used for working capital purposes and capital expenditures. Quarterly principal repayments commenced April 1, 1995 and are payable through the maturity date, January 3, 1999. Interest is payable monthly at a rate equal to the prime rate plus 1.5% (which was 9.75% as of December 31, 1996). Interest expense on the loan was approximately $1.4 million, $1.9 million and $2.0 million, for 1994, 1995 and 1996, respectively.

    TERM LOAN AGREEMENT. In August 1996, GECC loaned an additional $4.0 million to the Company under the Term Loan Agreement for the Recoil acquisition. Interest on this loan is payable monthly at a rate equal to the prime rate plus 1.5% (which was 9.75% as of December 31, 1996). As of December 31, 1996, $4.0 million in total principal was outstanding under this loan. Interest expense on the loan was approximately $154,000 for 1996.

    RECOIL TERM LOAN AGREEMENT. Recoil Pty, an Australian subsidiary of the Company that was formed to acquire the Recoil business unit, entered a separate term loan agreement with GECC in August 1996 to finance the acquisition (the "Recoil Term Loan"). At December 31, 1996, the outstanding principal under the Recoil Term Loan, which is due and payable on January 3, 1999, was $6.0 million. Interest on the Recoil Term Loan is payable monthly at a rate equal to the prime rate plus 1.5% (which was 9.75% as of December 31, 1996). Interest expense on the Recoil Term Loan for 1996 was approximately $231,000.

    REVOLVING LINE-OF-CREDIT

    The Revolver is a $15.0 million revolving credit facility, the availability of which is limited by the lesser of a specified portion of qualified accounts receivable and $15.0 million. Interest is payable monthly, beginning at the date of advance, at a rate equal to the prime rate plus 1.5% (which was 9.75% as of December 31, 1996). The Revolver expires on January 3, 1999. A principal balance of approximately $746,000 was outstanding under the Revolver as of December 31, 1996, with availability of approximately $10 million as of such date. The average amount outstanding under the Revolver was approximately $5.1 million, $4.4 million and $6.9 million in 1994, 1995 and 1996, respectively. Interest expense on the Revolver was approximately $447,000, $462,000, $682,000 for 1994, 1995 and 1996, respectively.

OTHER ARRANGEMENTS

    In the ordinary course of business, the Company supplies fasteners, inserts and other products to the Aircraft Engines Division of GE. GE is the indirect parent company of GECC. The Company made direct sales of approximately $8.0 million, $8.8 million and $11.4 million to the GE Aircraft Engines Division in 1994, 1995 and 1996, respectively, representing approximately 14.6%, 12.7% and 11.5% of the Company's net sales in such years, respectively. The Company believes that its sales to the GE Aircraft Engines Division have been conducted at competitive market rates. The Company believes that its financial transactions with GECC have not played a role in the bids or related negotiations with the GE Aircraft Engines Division.

                 PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDER

    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock and Common Stock equivalents after giving effect to the Reorganization, and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) each person or entity known to the Company to own beneficially more than 5% of the Common Stock or Common Stock equivalents following the Reorganization, (ii) each of the Company's directors and executive officers, (iii) the Selling Stockholder and (iv) all directors and executive officers as a group.

                                                            SHARES OF COMMON STOCK
                                                                OR COMMON STOCK
                                                                  EQUIVALENTS                   SHARES OF COMMON STOCK
                                                              BENEFICIALLY OWNED                    OR COMMON STOCK
                                                                   AFTER THE                          EQUIVALENTS
                                                              REORGANIZATION, BUT                 BENEFICIALLY OWNED
                                                                 PRIOR TO THE                          AFTER THE
                                                                  OFFERING(2)                       OFFERING(2)(3)
NAME AND ADDRESS OF                                         -----------------------             -----------------------
BENEFICIAL OWNER(1)                                           NUMBER      PERCENT     OFFERED     NUMBER      PERCENT
----------------------------------------------------------  ----------  -----------  ---------  ----------  -----------
General Electric Capital Corporation(4)...................   5,406,000       79.5%     200,000   5,206,000       60.5%
  201 High Ridge Road
  Stamford, CT 06927
Jordan A. Law.............................................     369,444        5.4%      --         369,444        4.3%
David A. Werner...........................................     341,564        5.0%      --         341,564        4.0%
Robert L. Beers...........................................     229,976        3.4%      --         229,976        2.7%
LeRoy A. Dack.............................................     229,976        3.4%      --         229,976        2.7%
Berecz Family Trust(5)....................................     139,400        2.1%      --         139,400        1.6%
Joseph M. Varholick.......................................      55,760       *          --          55,760       *
Blomberg Family Trust(6)..................................      27,880       *          --          27,880       *
All directors and executive officers as a group (11
  persons)................................................   1,394,000       20.5%      --       1,394,000       16.2%

------------------------

*   Less than 1%.

(1) The address of each person other than GECC is 800 S. State College Blvd., Fullerton, California 92831.

(2) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60
    days after            , 1997. The inclusion herein of such shares, however,
    does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

(3) Assumes that the Underwriters' over-allotment option is not exercised.

(4) Includes 5,206,000 shares of Series C Preferred Stock, which represent all issued and outstanding shares of Series C Preferred Stock. The Series C Preferred Stock is convertible at any time into Common Stock at a one-to-one conversion rate, subject to adjustment in certain circumstances. See "Description of Capital Stock--Series C Preferred Stock."

(5) Imre Berecz, the Company's Vice President, Product Research and Development, and Managing Director, K.T.I. Femipari KFT, is the trustee of the Berecz Family Trust.

(6) Joseph F. Blomberg, the Company's Director of Human Resources, is the trustee of the Blomberg Family Trust.

                          DESCRIPTION OF CAPITAL STOCK

    As of December 31, 1996, there were (i) 20,500 shares of Common Stock outstanding, held of record by seven holders, (ii) 20,094 shares of Series A Preferred Stock outstanding, held of record by one holder, (iii) 59,406 shares of Series B Preferred Stock outstanding, held of record by one holder and (iv) no options or warrants to purchase shares of Common Stock outstanding. After the Reorganization, the Company's authorized capital stock will consist of 20,000,000 shares of Common Stock and 10,000,000 shares of Series C Preferred Stock. As a result of the Reorganization, 1,594,000 shares of Common Stock, held of record by eight stockholders, 5,206,000 shares of Series C Preferred Stock, held of record by one stockholder and no options or warrants to purchase Common Stock will be outstanding.

COMMON STOCK

    The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividends." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding preferred stock. Common Stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of Common Stock are, and the shares to be issued upon completion of the Offering will be, fully paid and non-assessable.

SERIES C PREFERRED STOCK

    LIQUIDATION PREFERENCE. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series C Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders an amount equal to $0.22 per share, plus any accrued and unpaid dividends thereon, before any distribution is made to the holders of Common Stock.

    CONVERTIBILITY. Each share of Series C Preferred Stock is convertible at any time into one share of Common Stock (the "Conversion Rate"), with no payment due from the Selling Stockholder to the Company. Any shares of Series C Preferred Stock that the Selling Stockholder transfers to a non-affiliate will automatically convert to Common Stock at the Conversion Rate. The Conversion Rate is subject to certain anti-dilution adjustments that may be triggered any time the Company (i) issues rights or warrants to the holders of Common Stock entitling them to purchase Common Stock at below market price, (ii) effects any stock splits or reverse stock splits of the Common Stock, (iii) reclassifies the Common Stock into any other security or securities, (iv) is consolidated with, or merges into, another entity or (v) sells substantially all of its assets. Except as set forth above, the Conversion Rate will not be adjusted upon future issuances of Common Stock by the Company.

    VOTING RIGHTS. As long as the Selling Stockholder holds 25% or more of the Fully Diluted Shares, it is entitled to vote its Series C Preferred Stock as a separate class on (i) any liquidation, dissolution or winding-up of the Company,
(ii) any amendment to the Company's Certificate of Incorporation or By-laws that, in any case, adversely affects any rights of the Series C Preferred Stock,
(iii) the creation of any other class or series of preferred stock, (iv) the issuance of authorized shares of any class of capital stock, (v) any merger or consolidation resulting in shares of Common Stock or Series C Preferred Stock being converted into other securities or the right to receive cash or other property, (vi) the sale, lease or other conveyance of all or substantially of the Company's assets, whether in one transaction or a series of related transactions or (vii) any transaction, or related series of transactions, resulting in the redemption or repurchase of securities (other than Series C Preferred Stock) that aggregate 10% or more of the Fully Diluted Shares.

    DIVIDENDS. A holder of the Series C Preferred Stock will participate in any dividends paid on the Common Stock, whether in cash, securities or other property, as if such holder's Series C Preferred Stock had been converted into Common Stock at the Conversion Rate at that time.

OTHER PREFERRED STOCK

    The Board of Directors, with the approval of the holder of the Series C Preferred Stock (to the extent required), is authorized to issue additional series of Preferred Stock and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. Although the Company has no present plans to issue any shares of Preferred Stock following consummation of the Offering, the issuance of additional series of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company without further action of the stockholders. The issuance of any Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

THE NEW STOCKHOLDERS AGREEMENT

    The New Stockholders Agreement provides that as long as the outstanding Series C Preferred Stock represents 40% or more of the Fully Diluted Shares, (i) the holder thereof will have the right to designate two individuals that the Company will nominate for election to the Board of Directors each year and (ii) each of the Audit Committee and the Compensation Committee will include two directors who were so designated by the holder of the Series C Preferred Stock. As long as the outstanding Series C Preferred Stock represents 25% or more (but less than 40%) of the Fully Diluted Shares, (i) the holder thereof will have the right to designate one individual that the Company will nominate for election to the Board of Directors each year and (ii) each of the Audit Committee and the Compensation Committee will include one director who was so designated by the holder of the Series C Preferred Stock.

    The New Stockholders Agreement also provides that, beginning 180 days after the Offering, the Selling Stockholder will have the right to request on two separate occasions that the Company file a registration statement under the Securities Act covering shares of Common Stock issued to the Selling Stockholder upon conversion of Series C Preferred Stock ("Demand Registration Rights"). The Selling Stockholder will be entitled to three additional Demand Registration Rights if the Company becomes eligible to file a Registration Statement on Form S-3. If, under certain other circumstances, the Company files a registration statement covering shares of Common Stock, the Selling Stockholder will be entitled to notice of such registration and, on two separate occasions, may include in the offering shares of Common Stock issued to the Selling Stockholder upon conversion of Series C Preferred Stock ("Piggyback Registration Rights"). The Selling Stockholder will receive additional Piggyback Registration Rights to the extent that such rights are granted to any other stockholder of the Company. The Company will pay the costs of any offering in which the Selling Stockholder exercises its Demand or Piggyback Registration Rights, except that the Selling Stockholder will pay its own legal fees and expenses and a proportionate share of any underwriting discounts and commissions. The Selling Stockholder will be entitled to additional Demand and Piggyback Registration Rights to the extent that it agrees to pay a pro rata share of all offering costs.

THE OLD STOCKHOLDERS AGREEMENT

    The Company, the Selling Stockholder and each management stockholder are parties to a Stockholders Agreement, dated as of January 3, 1994 (the "Old Stockholders Agreement"). The Old Stockholders Agreement provides, among other things, for the manner of election of directors, certain preemptive rights of stockholders, and the treatment of shares held by the management of the Company. Upon the consummation of the Offering, however, the Old Stockholders Agreement and all provisions thereto will terminate.

CERTAIN ANTI-TAKEOVER EFFECTS

    SPECIAL PROVISIONS FOR SPECIAL MEETINGS OF THE STOCKHOLDERS OR BOARD OF DIRECTORS. The Certificate of Incorporation provides that, if the outstanding Series C Preferred Stock represents less than 25% of the

Fully Diluted Shares, any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting, with advance notice given to the Company, and may not be taken by written action in lieu of a meeting. The By-laws further provide that special meetings of the stockholders may only be called by the Chairman of the Board of Directors (or, if none, the President of the Company) or the holders of 25% or more of the outstanding Common Stock. The foregoing provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

    DIRECTORS' EXCULPATION AND INDEMNIFICATION. The Certificate of Incorporation contains certain provisions permitted under the Delaware Law relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the By-laws contain provisions to indemnify the Company's directors to the fullest extent permitted by the Delaware Law. The Company has also entered into indemnification agreements with each director. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors. In addition, Mr. Kloster has entered into a separate indemnification agreement with the Selling Stockholder, pursuant to which the Selling Stockholder will indemnify Mr. Kloster to the extent his indemnifiable losses are not recoverable from the Company or any insurer of the Company.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services. Its telephone number is (213) 553-9700.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Assuming that the Underwriters' over-allotment option is not exercised, upon completion of the Offering, the Company will have outstanding 3,394,000 shares of Common Stock and 5,206,000 shares of Series C Preferred Stock, which is convertible into Common Stock at any time at a one-to-one conversion rate, subject to adjustment in certain circumstances. The 2,000,000 shares of Common Stock sold in the Offering (2,300,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction under the Securities Act, except for shares held by an "affiliate" of the Company, as such term is defined under Rule 144 of the Securities Act. The remaining 6,600,000 shares of Common Stock (including 5,206,000 shares receivable upon conversion of the outstanding Series C Preferred Stock) (the "Restricted Shares") were issued and sold by the Company in private transactions and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

    All of the shares of Common Stock held by existing stockholders, which were acquired in October 1993, are subject to lock-up agreements (as described below) which restrict their sale prior to 180 days from the date of the Prospectus. A total of approximately 1,394,000 shares of Common Stock (or 6,600,000 shares of Common Stock if all outstanding Series C Preferred Stock were converted) subject to these lock-up agreements will become eligible for sale beginning 180 days from the date of the Prospectus, or earlier in the discretion of Lehman Brothers Inc., upon expiration of these lock-up agreements, in accordance with certain restrictions of Rule 144.

    In general, under Rule 144 as currently in effect, beginning on the 91st day after the Offering (but subject to the lock-up agreements), a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares as to which two years have elapsed between the later of the date of acquisition of the securities from the Company or from an affiliate of the Company, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then-outstanding number of shares of Common Stock (33,940 shares immediately after the Offering) or the average weekly trading volume of the Common Stock on the Nasdaq National Market System during the four calendar weeks preceding the sale. Sales under Rule 144 are subject to certain "manner of sale" provisions and notice requirements and to the availability of current public information about the Company. The Securities and Exchange Commission ("Commission") has adopted rule changes that will, effective April 29, 1997, reduce the Rule 144 holding period from two years to one.

    The Company and its officers and directors and the Selling Stockholder have agreed that, for a period of 180 days from the date of the Prospectus, they will not, without the prior written consent of Lehman Brothers Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any other capital stock of the Company.

    The Company is unable to estimate the number of shares that may be sold in the future by its existing stockholders or the effect, if any, that sales of shares by stockholders will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock by existing stockholders could adversely affect prevailing market prices.

                                  UNDERWRITING

    The underwriters of the Offering named below (the "Underwriters"), for whom Lehman Brothers Inc. and PaineWebber Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which the Prospectus is a part, to purchase from the Company and the Selling Stockholder, the aggregate number of shares of Common Stock set forth opposite their respective names below:

UNDERWRITERS                                                                 NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Lehman Brothers Inc........................................................
PaineWebber Incorporated...................................................

                                                                             -----------------
  Total....................................................................       2,000,000
                                                                             -----------------
                                                                             -----------------

    The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions, and that, if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement (other than those covered by the over-allotment option described below) must be so purchased.

    The Company and the Selling Stockholder have been advised that the Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of the Prospectus, and to certain selected dealers (who may include the Underwriters) at such public offering price less a selling concession not in excess of
$          per share. The Underwriters may allow, and such dealers may reallow,
a concession not in excess of $          per share to certain brokers and
dealers. After the initial public offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Representatives.

    Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

    If the Underwriters create a short position in the Common Stock in connection with the Offering (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

    The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The Company has granted to the Underwriters an option to purchase up to an additional 300,000 shares of Common Stock at the public offering price, less the aggregate underwriting discounts and commissions shown on the cover page of the Prospectus, solely to cover over-allotments, if any. The option may be exercised at any time up to 30 days after the date of the Underwriting Agreement. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

    The Company has agreed that, without the prior written consent of Lehman Brothers Inc., it will not, subject to certain limited exceptions, directly or indirectly, offer, sell, contract to sell or otherwise issue or dispose of any shares of Common Stock or any other capital stock of the Company for 180 days after the date of the Prospectus. All of the stockholders of the Company, including the Selling Stockholder, have agreed that, without the prior written consent of Lehman Brothers Inc., they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any other capital stock of the Company for a period of 180 days after the date of the Prospectus.

    GECC indirectly owns approximately 23% of PaineWebber Group, which is the holding company of PaineWebber Incorporated. As a result of the foregoing, the Selling Stockholder is deemed to be an affiliate of PaineWebber Incorporated, and the Offering is subject to the provisions of Rule 2720 of the National Association of Securities Dealers, Inc. (the "NASD"). Accordingly, the underwriting arrangements for the Offering will conform with the requirements set forth in Rule 2720. In particular, the public offering price of the Common Stock can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Lehman Brothers Inc. will serve in such role and will recommend the public offering price in compliance with the requirements of Rule 2720. Lehman Brothers Inc., in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of the Prospectus and the Registration Statement of which the Prospectus forms a part.

    Prior to the Offering, there has been no public market for the shares of Common Stock. There can be no assurance that an active trading market will develop for shares of the Common Stock or as to the price at which shares of the Common Stock may trade in the public market from time to time subsequent to the Offering. The initial public offering price will be negotiated between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, capital structure, estimates of the business potential and earnings prospects of the Company and its industry in general, an overall assessment of the Company, an assessment of the Company's management and the market prices of securities of companies engaged in businesses similar to that of the Company.

    The Common Stock has been approved for quotation, subject to official notice of issuance, on the Nasdaq National Market under the symbol "KTIC."

    The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute, under certain circumstances, to payments that the Underwriters may be required to make in respect thereof.

    Purchasers of the Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

    The Representatives have informed the Company that they do not intend to confirm sales of shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by O'Melveny & Myers LLP. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Latham & Watkins.

                                    EXPERTS

    The consolidated financial statements of the Company at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, and the consolidated financial statements of Recoil Pty Ltd and subsidiaries as of June 30, 1996 and for the year then ended, appearing in the Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports with respect thereto, and are included in reliance upon the authority of such firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

    The Company is not currently subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. The Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in the Prospectus as to the contents of contracts or other documents are summaries of the material provisions thereof. Copies of each contract or document referred to herein are filed as exhibits to the Registration Statement. Copies of the Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60606. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants, like the Company, that file electronically with the Commission. As long as the Common Stock is quoted and traded on the Nasdaq National Market, such reports, proxy and information statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    As a result of the Offering of the Common Stock, the Company will become subject to the informational requirements of the Exchange Act. The Company intends to furnish to its stockholders annual reports containing audited financial information and furnish quarterly reports containing condensed unaudited financial information for each of the first three quarters of each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                            KAYNAR TECHNOLOGIES INC.

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................        F-2

Consolidated Statements of Income for the years ended December 31, 1994, 1995 and 1996.....................        F-3

Consolidated Balance Sheets as of December 31, 1995 and 1996...............................................        F-4

Consolidated Statements of Stockholders' Equity for the years ended December 31, 1994, 1995 and 1996.......        F-6

Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996.................        F-7

Notes to Consolidated Financial Statements.................................................................        F-8

                                                    RECOIL PTY LTD

Report of Independent Public Accountants...................................................................       F-18

Consolidated Statement of Income for the year ended June 30, 1996..........................................       F-19

Consolidated Balance Sheet as of June 30, 1996.............................................................       F-20

Consolidated Statement of Stockholders' Equity for the year ended June 30, 1996............................       F-22

Consolidated Statement of Cash Flows for the year ended June 30, 1996......................................       F-23

Notes to Consolidated Financial Statements.................................................................       F-24

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Kaynar Technologies Inc.:

    After the reorganization and the preferred stock conversion discussed in
Note 12 to Kaynar Technologies Inc. and subsidiaries' consolidated financial statements are effected, we expect to be in a position to render the following audit report.

                                          /s/ ARTHUR ANDERSEN LLP

Orange County, California
February 25, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

    To the Board of Directors of
  Kaynar Technologies Inc.:

    We have audited the accompanying consolidated balance sheets of Kaynar Technologies Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaynar Technologies Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Orange County, California
April  , 1997

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              1994          1995          1996
                                                                          ------------  ------------  ------------

Net sales, including $8,046, $8,755 and $11,437 in 1994, 1995 and 1996,
  respectively, to a related party (see Note 13)........................  $     55,117  $     68,781  $     99,023

Cost of sales...........................................................        41,117        51,940        72,924
                                                                          ------------  ------------  ------------

  Gross profit..........................................................        14,000        16,841        26,099
                                                                          ------------  ------------  ------------

Selling, general and administrative expenses............................         9,048        10,018        13,263
                                                                          ------------  ------------  ------------

  Operating income......................................................         4,952         6,823        12,836

Interest expense, net...................................................         2,304         2,935         4,011
                                                                          ------------  ------------  ------------

  Income before income taxes............................................         2,648         3,888         8,825

Provision for income taxes..............................................         1,129         1,577         3,530
                                                                          ------------  ------------  ------------

  Net Income............................................................  $      1,519  $      2,311  $      5,295
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

Earnings per share of common stock and common stock equivalents
  outstanding...........................................................  $       0.22  $       0.34  $       0.78
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

Weighted average number of shares of common stock and common stock
  equivalents outstanding...............................................     6,800,000     6,800,000     6,800,000
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 1995 AND 1996

                                     ASSETS

                             (DOLLARS IN THOUSANDS)

                                                                                                1995       1996
                                                                                              ---------  ---------

Current assets:

Cash........................................................................................  $      52  $     909

  Accounts receivable, including $1,487 and $1,987 in 1995 and 1996, respectively, from a related party (see Note 13), net of allowance for doubtful accounts of $141 and $235 in
    1995 and 1996, respectively.............................................................     11,382     15,392

  Inventories...............................................................................     20,523     29,901

  Prepaid expenses and other current assets.................................................        318        709
                                                                                              ---------  ---------

      Total current assets..................................................................     32,275     46,911
                                                                                              ---------  ---------

Property, plant and equipment, at cost......................................................     13,994     24,160

  Less accumulated depreciation and amortization............................................     (3,050)    (5,451)
                                                                                              ---------  ---------

                                                                                                 10,944     18,709
                                                                                              ---------  ---------

Intangible assets, net of accumulated amortization of $167 at December 31, 1996.............     --          7,815

Other assets................................................................................        117        254
                                                                                              ---------  ---------

                                                                                              $  43,336  $  73,689
                                                                                              ---------  ---------
                                                                                              ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 1995 AND 1996

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                                                                1995       1996
                                                                                              ---------  ---------

Current liabilities:

  Revolving line-of-credit, to a related party (see Note 13)................................  $   4,306  $     746

  Current portion of long-term debt.........................................................        830      1,457

  Current portion of capital lease obligations..............................................         22        133

  Accounts payable..........................................................................      3,217      6,105

  Accrued payroll and related expenses......................................................      3,175      5,330

  Other accrued expenses....................................................................      1,306      2,664

  Deferred income taxes.....................................................................        428        288
                                                                                              ---------  ---------

      Total current liabilities.............................................................     13,284     16,723
                                                                                              ---------  ---------

  Long-term debt, primarily to a related party (see Note 13)................................     24,318     45,176

  Capital lease obligations.................................................................        105        332

  Deferred income taxes.....................................................................        472        832
                                                                                              ---------  ---------

                                                                                                 24,895     46,340
                                                                                              ---------  ---------

Commitments and contingencies (Notes 6 and 9)

Stockholders' equity:

  Series C Convertible Preferred Stock,$0.01 par value; Authorized--10,000,000; issued and
    outstanding--5,206,000 shares...........................................................         52         52

  Common stock, $.01 par value; Authorized--20,000,000 shares; issued and
    outstanding--1,594,000..................................................................         16         16

  Additional paid-in capital................................................................      1,432      1,432

  Retained earnings.........................................................................      3,639      8,838

  Currency translation adjustment...........................................................         18        288
                                                                                              ---------  ---------

  Total stockholders' equity................................................................      5,157     10,626
                                                                                              ---------  ---------

                                                                                              $  43,336  $  73,689
                                                                                              ---------  ---------
                                                                                              ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                        PREFERRED STOCK
                                           SERIES C               COMMON STOCK        ADDITIONAL                  CURRENCY
                                    -----------------------  -----------------------    PAID-IN     RETAINED     TRANSLATION
                                      SHARES      AMOUNT       SHARES      AMOUNT       CAPITAL     EARNINGS     ADJUSTMENT
                                    ----------  -----------  ----------  -----------  -----------  -----------  -------------
                                                                     (DOLLARS IN THOUSANDS)
January 3, 1994...................   5,206,000   $      52    1,594,000   $      16    $   1,432    $  --         $  --
  Net income......................      --          --           --          --           --            1,519        --
  Dividends declared..............      --          --           --          --           --              (96)       --
  Currency translation
    adjustment....................      --          --           --          --           --           --                21
                                    ----------         ---   ----------         ---   -----------  -----------        -----
Balance, December 31, 1994........   5,206,000          52    1,594,000          16        1,432        1,423            21
  Net income......................      --          --           --          --           --            2,311        --
  Dividends declared..............      --          --           --          --           --              (95)       --
  Currency translation
    adjustment....................      --          --           --          --           --           --                (3)
                                    ----------         ---   ----------         ---   -----------  -----------        -----
Balance, December 31, 1995........   5,206,000          52    1,594,000          16        1,432        3,639            18
  Net income......................      --          --           --          --           --            5,295        --
  Dividends declared..............      --          --           --          --           --              (96)       --
  Currency translation
    adjustment....................      --          --           --          --           --           --               270
                                    ----------         ---   ----------         ---   -----------  -----------        -----
Balance, December 31, 1996........   5,206,000   $      52    1,594,000   $      16    $   1,432    $   8,838     $     288
                                    ----------         ---   ----------         ---   -----------  -----------        -----
                                    ----------         ---   ----------         ---   -----------  -----------        -----


                                      TOTAL
                                    ---------

January 3, 1994...................  $   1,500
  Net income......................      1,519
  Dividends declared..............        (96)
  Currency translation
    adjustment....................         21
                                    ---------
Balance, December 31, 1994........      2,944
  Net income......................      2,311
  Dividends declared..............        (95)
  Currency translation
    adjustment....................         (3)
                                    ---------
Balance, December 31, 1995........      5,157
  Net income......................      5,295
  Dividends declared..............        (96)
  Currency translation
    adjustment....................        270
                                    ---------
Balance, December 31, 1996........  $  10,626
                                    ---------
                                    ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                             (DOLLARS IN THOUSANDS)

                                                                                    1994       1995        1996
                                                                                  ---------  ---------  ----------
Cash flows from operating activities:
  Net income....................................................................  $   1,519  $   2,311  $    5,295
  Adjustments to reconcile net income to net cash provided by (used in)
    operating activities--
    Depreciation and amortization...............................................      1,351      1,754       2,613
  Loss on sale of property, plant and equipment.................................         30     --              34
  Changes in operating assets and liabilities--
  Increase in accounts receivable...............................................     (2,190)    (3,528)     (2,505)
  Increase in inventories.......................................................     (1,095)    (3,368)     (6,867)
  (Increase) decrease in prepaid expenses.......................................        (12)        37        (152)
  (Increase) decrease in other assets...........................................        (35)       (82)        181
  Increase in accounts payable..................................................      1,706      1,114       2,361
  Increase in accrued expenses..................................................         34      1,111       3,172
  Increase in deferred income taxes.............................................        399        501         186
                                                                                  ---------  ---------  ----------
    Net cash provided by (used in) operating activities.........................      1,707       (150)      4,318
                                                                                  ---------  ---------  ----------
Cash flows from investing activities:
  Purchases of property, plant and equipment....................................     (2,423)    (3,324)     (6,850)
  Proceeds from sales of property, plant and equipment..........................          5        169          43
  Acquisition, net of acquired cash of $34......................................     --         --         (12,160)
  Increase in intangible assets.................................................     --         --          (1,231)
                                                                                  ---------  ---------  ----------
    Net cash used in investing activities.......................................     (2,418)    (3,155)    (20,198)
                                                                                  ---------  ---------  ----------
Cash flows from financing activities:
  Net borrowings (payments) on line-of-credit, from a related party (see Note
    13).........................................................................     (1,938)     1,244      (3,560)
  Borrowings on long-term debt, primarily from a related party (see Note 13)....      2,480      2,666      21,245
  Payments on long-term debt, primarily to a related party (see Note 13)........     --           (789)       (898)
  Principal payments on capital lease obligations...............................     --             (6)        (55)
                                                                                  ---------  ---------  ----------
    Net cash provided by financing activities...................................        542      3,115      16,732
                                                                                  ---------  ---------  ----------
Effect of exchange rate changes on cash.........................................     --         --               5
                                                                                  ---------  ---------  ----------
Net increase (decrease) in cash.................................................       (169)      (190)        857
Cash, beginning of period.......................................................        411        242          52
                                                                                  ---------  ---------  ----------
Cash, end of period.............................................................  $     242  $      52  $      909
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------
Supplemental disclosures of cash flow information:
  Cash paid during the period for
    Interest....................................................................  $   2,006  $   2,968  $    3,787
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------
    Income Taxes................................................................  $     743  $     722  $    2,841
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------
Noncash financing activities:
    Capital lease obligations assumed for the purchase of equipment.............  $  --      $     157  $      355
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------
    Borrowings on long-term debt for preferred stock dividends..................  $      96  $      95  $       96
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------
    Issuance of debt for purchase of assets of predecessor company..............  $  25,695  $  --      $   --
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1994, 1995 AND 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. NATURE OF OPERATIONS AND FORMATION OF COMPANY

    Kaynar Technologies Inc. (the "Company") is a manufacturer of specialty fasteners, fastening systems and related components used primarily by original equipment manufacturers and their subcontractors in the production of commercial aircraft and defense products. In addition, the Company also manufactures other specialty fasteners and related products for sale in the automotive, electronic and other industrial markets, and their associated after-markets. The Company designs and manufactures a substantial majority of its fasteners to its customers' specifications and in a wide range of specialty metals, alloys and composites.

    The Company was originally incorporated (see Note 12) in Delaware in October 1993, and on January 3, 1994, purchased certain assets and assumed certain liabilities of Microdot Inc., a Delaware corporation, that filed for protection under Chapter 11 of the United States Bankruptcy Code and of Microdot Aerospace Ltd., a United Kingdom corporation, which had filed for liquidation under the laws of the United Kingdom.

    The net assets acquired totaled approximately $25,695. The purchase price was allocated to the net assets, based on the then fair market value (which approximated net book value) as follows:

Current assets.....................................................  $  21,080
Property, plant and equipment......................................      8,373
                                                                     ---------
Total assets.......................................................     29,453
Current liabilities................................................      3,758
                                                                     ---------
    Net assets.....................................................  $  25,695
                                                                     ---------
                                                                     ---------

    The acquisition was financed by the issuance of approximately $25,000 of debt to the lender referred to in Note 6 who was also a secured lender to Microdot Inc.

    On August 11, 1996, the Company acquired substantially all of the assets of Recoil Pty Ltd., an Australian corporation ("Recoil"). Recoil is a manufacturer and distributor of thread inserts used primarily in the automotive, electronic and other industrial markets, and their associated after-markets. The purchase price of $12,194 was paid in cash (primarily obtained under terms of various credit agreements, see Note 6). The total purchase price was allocated to the net assets, based on the then fair market value, as follows:

Current assets.....................................................  $   4,245
Property, plant and equipment......................................      3,044
Other noncurrent assets............................................        300
Intangible assets..................................................      6,687
                                                                     ---------
    Total assets...................................................     14,276
Current liabilities................................................        800
Noncurrent liabilities.............................................      1,282
                                                                     ---------
    Net assets.....................................................  $  12,194
                                                                     ---------
                                                                     ---------

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. NATURE OF OPERATIONS AND FORMATION OF COMPANY (CONTINUED)
    The following unaudited pro forma consolidated statements of income information present the results of the Company's operations for the years ended December 31, 1995 and 1996, as though the acquisition of Recoil had occurred as of the beginning of each respective fiscal year:

                                                                           1995        1996
                                                                         ---------  ----------
Net sales..............................................................  $  77,449  $  105,015
                                                                         ---------  ----------
                                                                         ---------  ----------
Net income.............................................................  $   2,793  $    5,432
                                                                         ---------  ----------
                                                                         ---------  ----------
Earnings per share.....................................................  $    0.41  $     0.80
                                                                         ---------  ----------
                                                                         ---------  ----------

    The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisition taken place at the beginning of the fiscal year or the results that may occur in the future. Furthermore, the pro forma results do not give effect to cost savings or incremental costs which may occur as a result of the integration and consolidation of Recoil. The pro forma results include additional interest on borrowed funds and additional amortization of goodwill resulting from the acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A. USE OF ESTIMATES IN FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    B. PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Kaynar Technologies Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

    C. REVENUE RECOGNITION

    Sales and related costs are recorded by the Company upon shipment of product. Revenues related to the leasing of the Company's K-Fast tools, which are not significant, are recognized monthly over the term of the lease.

    D. CURRENCY TRANSLATION ADJUSTMENT

    Assets and liabilities of foreign subsidiaries are translated into United States dollars at the year-end rate of exchange. Income and expense items are translated at the average rates of exchange for the period. Gains and losses resulting from translating foreign currency financial statements are accumulated in a separate component of stockholders' equity. Foreign currency transaction gains and losses are insignificant.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    E. INVENTORIES

    Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) method and market based upon the lower of replacement cost or estimated realizable value. Inventory costs include material, labor and factory overhead.

    F. PROPERTY, PLANT AND EQUIPMENT

    Depreciation is computed on the straight-line method over the estimated useful lives of the depreciable assets (ranging from five to ten years). Cost and accumulated depreciation for property retired or disposed of are removed from the accounts and any gains or losses are reflected in operations. Major renewals and betterments that extend the useful life of an asset are capitalized.

    G. INTANGIBLE ASSETS

    Intangible assets primarily represent the excess of purchase price over fair value of net assets acquired and related acquisition costs incurred in the acquisition of Recoil. Intangibles are amortized using the straight-line method from the date of acquisition over the expected period to be benefited, currently estimated at 20 years. The Company assesses the recoverability of intangible assets in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

    H. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of cash, accounts receivable and accounts payable approximate their fair value as of December 31, 1995 and 1996. The carrying amounts of the line-of-credit and long-term debt approximate fair value because the obligations bear interest at rates that fluctuate with the market rate. The carrying amount of the term loans approximates fair value because the obligation compares favorably with fixed rate obligations that would be currently available to the Company.

    I. INCOME TAXES

    The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes," which requires an asset and liability approach in accounting for income taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the financial statements and as measured by the provisions of enacted laws.

    J. EARNINGS PER SHARE

    Earnings per share are computed based on the weighted average number of shares of common stock and common stock equivalents outstanding. The outstanding Series C Convertible Preferred Stock are common share equivalents.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

3. INVENTORIES

    Inventories consist of the following at December 31, 1995 and 1996:

                                                                            1995       1996
                                                                          ---------  ---------
Finished goods..........................................................  $   4,914  $   8,781
Components..............................................................      3,715      4,628
Work in progress........................................................      6,482      9,151
Raw materials...........................................................      2,080      2,790
Supplies and small tools................................................      3,332      4,551
                                                                          ---------  ---------
                                                                          $  20,523  $  29,901
                                                                          ---------  ---------
                                                                          ---------  ---------

4. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consist of the following at December 31, 1995 and 1996:

                                                             YEARS OF
                                                             ESTIMATED
                                                            USEFUL LIFE     1995       1996
                                                           -------------  ---------  ---------
Land.....................................................       --        $  --      $      30
Factory equipment........................................     7 to 10         7,707     12,825
Equipment rented to others...............................        7            3,656      5,651
Office equipment.........................................        5              848      1,374
Leasehold improvements...................................   Lease term          381        628
Construction in progress.................................       --            1,194      3,089
Equipment under capital lease............................   Lease term          208        563
                                                                          ---------  ---------
                                                                             13,994     24,160
Accumulated depreciation and amortization................                    (3,050)    (5,451)
                                                                          ---------  ---------
                                                                          $  10,944  $  18,709
                                                                          ---------  ---------
                                                                          ---------  ---------

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

5. INCOME TAXES

    The components of the net accumulated deferred income tax liability at December 31, 1995 and 1996 are as follows:

                                                                                1995       1996
                                                                              ---------  ---------
Current deferred tax (asset) liability:
  Inventory reserves........................................................  $   1,161  $     818
  Accrued vacation..........................................................       (232)      (205)
  AMT credit................................................................       (472)    --
  Other.....................................................................        (29)      (325)
                                                                              ---------  ---------
                                                                              $     428  $     288
                                                                              ---------  ---------
                                                                              ---------  ---------
Long-term deferred tax (asset) liability:
  Foreign income............................................................  $      59  $     (48)
  Foreign tax credit........................................................        (53)    --
  Depreciation..............................................................        466        880
                                                                              ---------  ---------
                                                                              $     472  $     832
                                                                              ---------  ---------
                                                                              ---------  ---------

    The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. The provision differs from the statutory rates primarily due to permanent differences. The provision for income taxes for the years ended December 31, 1994, 1995 and 1996, consists of the following:

                                                                     1994       1995       1996
                                                                   ---------  ---------  ---------
Current provision:
  Federal........................................................  $     559  $     854  $   2,590
  State..........................................................        171        222        720
Deferred provision:
  Federal........................................................        355        456         69
  State..........................................................         44         45        151
                                                                   ---------  ---------  ---------
                                                                   $   1,129  $   1,577  $   3,530
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    The components of the Company's deferred income tax provision for the years ended December 31, 1994, 1995 and 1996, which arise from tax credits and timing differences between financial and tax reporting, are presented below:

                                                                       1994       1995       1996
                                                                     ---------  ---------  ---------
Inventory reserves.................................................  $   1,109  $      52  $    (343)
Accrued vacation...................................................        (57)      (175)        27
AMT credit.........................................................       (656)       184        472
Foreign income.....................................................     --             59       (107)
Foreign tax credit.................................................     --            (53)        53
Depreciation.......................................................          9        457        414
Other..............................................................         (6)       (23)      (296)
                                                                     ---------  ---------  ---------
                                                                     $     399  $     501  $     220
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

5. INCOME TAXES (CONTINUED)
    Variations from the federal statutory rate for the years ended December 31, 1994, 1995 and 1996, are as follows:

                                                            1994                      1995                      1996
                                                  ------------------------  ------------------------  -------------------------
                                                   AMOUNT     PERCENTAGE     AMOUNT     PERCENTAGE     AMOUNT      PERCENTAGE
                                                  ---------  -------------  ---------  -------------  ---------  --------------
Federal statutory rate..........................  $     900         34.0%   $   1,322         34.0%   $   3,001        34.0%
State income taxes, net of federal benefit......        138          5.2          202          5.2          485         5.5
Foreign sales corporation benefit...............     --           --           --           --             (141)       (1.6)
Other...........................................         91          3.4           53          1.4          185         2.1
                                                  ---------          ---    ---------          ---    ---------         ---
                                                  $   1,129         42.6%   $   1,577         40.6%   $   3,530        40.0%
                                                  ---------          ---    ---------          ---    ---------         ---
                                                  ---------          ---    ---------          ---    ---------         ---

6. DEBT ARRANGEMENTS

    The Company has entered into Credit Agreements (the "Agreements") with General Electric Capital Corporation (the "Lender"), who is also a significant stockholder of the Company. The Agreements contain significant financial and operating covenants, including limitations on the ability of the Company to incur additional indebtedness and restrictions on, among other things, the Company's ability to pay dividends or take certain other corporate actions. The Agreements also require the Company to be in compliance with certain financial ratios. In addition to the Agreements, the Company has entered into promissory notes with other lenders for the purchase of equipment.

    The following schedule summarizes the future annual minimum principal payments due under the variable rate term loans (the "Term Loans"), other fixed rate loans (the "Loans"), promissory notes (the "Notes") and Australian Trade Commission Loan (the "ATC Loan") as of December 31, 1996:

                                                                      TERM
                                                                      LOANS    THE LOANS  THE NOTES  ATC LOAN     TOTAL
                                                                    ---------  ---------  ---------  ---------  ---------
1997..............................................................  $   1,100  $  --      $     249  $     108  $   1,457
1998..............................................................      2,200     --            273        216      2,689
1999..............................................................     34,925      6,844        366        216     42,351
2000..............................................................     --         --             27        109        136
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                    $  38,225  $   6,844  $     915  $     649  $  46,633
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------  ---------

    Debt arrangements are described as follows:

    A. TERM LOANS

        During the year ended December 31, 1996, the Company amended an existing Term Loan agreement, increasing the borrowing capacity of the Term Loan to $28,225, with principal payable quarterly. Additionally, the Company (in connection with its purchase of the net assets of Recoil, see Note 1) entered into new Term Loans of $10,000. Each of the aforementioned Term Loans is due and payable on January 3, 1999 and bears interest, payable monthly, at the prime rate plus one and one-half percent (which was 9.75% at December 31, 1996). At December 31, 1996, outstanding principal under the Term Loans totaled $38,225. Interest expense for December 31, 1994, 1995 and 1996 was

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

6. DEBT ARRANGEMENTS (CONTINUED)
    approximately $1,384, $1,904 and $2,400, respectively. The Term Loans are secured by substantially all of the Company's assets.

    B. THE LOANS

        In association with its purchase of net assets from Microdot Inc. and Microdot Aerospace Ltd. (see Note 1) and payment of dividends to the preferred stockholder (see Note 13), the Company borrowed additional amounts under other fixed rate loan agreements with the Lender. The principal on the Loans is due and payable on January 3, 1999, while interest, which is payable quarterly and may be added to the outstanding principal balance, accrues at 11.5 percent. At December 31, 1996, there was approximately $6,844 in principal, interest and dividends outstanding related to these agreements.

    C. THE NOTES

        The Company has promissory notes with financing institutions which are secured by certain machinery and equipment. At December 31, 1996, the outstanding balance under the Notes was $915. The Notes bear interest at interest rates ranging from 8.9 percent to 10.5 percent per annum. Monthly payments are payable through June 2000.

    D. ATC LOAN

        The Company has a loan with the Australian Trade Commission which was assumed as part of the Recoil asset purchase (see Note 1). At December 31, 1996, outstanding principal under the ATC Loan was $649. Interest accrues on the outstanding principal balance at an effective interest rate of nine and three quarters percent. Principal and interest payments are due semi-annually beginning September 1997.

    E. LINE-OF-CREDIT

        The Line-of-Credit (LOC) is a $15,000 revolving credit facility, limited by the lesser of a specified portion of qualified accounts receivable and $15,000.

        Interest is payable monthly, at the prime rate plus one and one-half percent (which was 9.75% as of December 31, 1996). The LOC, which expires January 3, 1999, had approximately $746 outstanding at December 31, 1996. Interest expense for the years ended December 31, 1994, 1995 and 1996 was approximately $447, $462 and $682, respectively. The weighted average interest rate for all borrowings under the LOC was 8.6 percent, 10.3 percent and 9.8 percent at December 31, 1994, 1995 and 1996, respectively.

7. SERIES C CONVERTIBLE PREFERRED STOCK

    Each share of the Series C Preferred Stock is convertible at any time into one share of Common Stock. The conversion rate is subject to certain anti-dilutive adjustments. The Series C Preferred stock will participate in any dividends paid on the Common Stock as if the Series C Preferred Stock had been converted into Common Stock.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

7. SERIES C CONVERTIBLE PREFERRED STOCK (CONTINUED)
    In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series C Preferred Stock will be entitled to receive a liquidation preference out of the assets available for distribution in an amount equal to $0.22 per share, plus any accrued and unpaid dividends, before any distribution is made to the holders of the Common Stock.

8. SAVINGS AND RETIREMENT PLAN

    The Company sponsors a defined contribution plan (the "Retirement Plan"), which provides benefits to all employees who have completed six months of service. Employees may make contributions between one and 14 percent of their annual compensation. The Company may make contributions to the Retirement Plan at its own discretion.

    The Company contributed approximately $236, $400 and $577 to the Retirement Plan in the years ended December 31, 1994, 1995 and 1996, respectively.

9. COMMITMENTS AND CONTINGENCIES

    A. OPERATING LEASES

        The Company leases certain facilities and equipment under long-term operating leases with varying terms. The leases generally provide that the Company pay taxes, maintenance and insurance costs and some leases contain renewal and/or purchase options. Total rental expense under operating leases amounted to approximately $1,097, $1,209 and $1,187 in the years ended 1994, 1995 and 1996, respectively. Minimum rental expenses on commitments for the years subsequent to December 31, 1996, are as follows:

Year ending December 31,
1997................................................................  $   1,314
1998................................................................      1,184
1999................................................................        980
2000................................................................        423
2001................................................................        146
Thereafter..........................................................         15
                                                                      ---------
                                                                      $   4,062
                                                                      ---------
                                                                      ---------

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    B. CAPITAL LEASES

        The Company has entered into capital lease agreements for equipment. Future lease payments due under the agreements are as follows:

Year ending December 31,
1997................................................................  $     139
1998................................................................        133
1999................................................................        125
2000................................................................        107
2001................................................................         36
                                                                      ---------
                                                                            540
Amounts representing interest.......................................        (75)
                                                                      ---------
                                                                            465
Current portion.....................................................       (133)
                                                                      ---------
                                                                      $     332
                                                                      ---------
                                                                      ---------

    C. CONTINGENCIES

        The Company is, from time to time, subject to claims and disputes for legal, environmental and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the consolidated financial position and results of operations.

10. SIGNIFICANT CUSTOMERS

    For the years ended December 31, 1994, 1995 and 1996, two customers accounted for approximately 13 and 15 percent, 15 and 13 percent and 18 and 12 percent of net sales, respectively. No other customer accounted for 10 percent or more of net sales in the years ended December 31, 1994, 1995 and 1996. Accounts receivable balances from these same two customers accounted for approximately 10 and 13 percent of accounts receivable at December 31, 1995 and 15 and 13 percent at December 31, 1996. No other customer represents 10 percent or more of the Company's gross accounts receivable at December 31, 1995 and 1996.

                   KAYNAR TECHNOLOGIES INC. AND SUBSIDIARIES

                        DECEMBER 31, 1994, 1995 AND 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

11. GEOGRAPHIC SALES INFORMATION

    Net sales for the years ended December 31, 1994, 1995 and 1996 were made to geographic regions approximately as follows:

                                                       1994                    1995                    1996
                                              ----------------------  ----------------------  ----------------------
                                               AMOUNT    PERCENTAGE    AMOUNT    PERCENTAGE    AMOUNT    PERCENTAGE
                                              ---------  -----------  ---------  -----------  ---------  -----------
United States...............................  $  50,346        91.4%  $  62,041        90.2%  $  85,069        85.9%
Europe......................................      2,800         5.1%      2,906         4.2%      8,378         8.5%
Pacific Rim.................................        404         0.7%      1,379         2.0%      2,256         2.3%
Other.......................................      1,567         2.8%      2,455         3.6%      3,320         3.3%
                                              ---------       -----   ---------       -----   ---------       -----
                                              $  55,117       100.0%  $  68,781       100.0%  $  99,023       100.0%
                                              ---------       -----   ---------       -----   ---------       -----
                                              ---------       -----   ---------       -----   ---------       -----

Sales for the Company's foreign operations represented less than 10 percent of net sales during each of the years ended December 31, 1994, 1995 and 1996.

12. REORGANIZATION

    In April 1997, Kaynar Technologies Inc. (Operating Company) merged with and into Kaynar Holdings Inc. (Holding Company). The surviving corporation (Holding Company) changed its name to Kaynar Technologies Inc. In connection with the reorganization, each outstanding share of Common Stock of the Company was exchanged for 68 shares of Common Stock, each outstanding share of Series A Preferred Stock was exchanged for 9.953 shares of Common Stock and 58.047 shares of Series C Convertible Preferred Stock, par value .01 per share, and each outstanding share of Series B Preferred Stock was exchanged for 68 shares of Series C Preferred Stock. The effect of the reorganization and stock conversion has been retroactively reflected in the accompanying financial statements for all years presented.

13. RELATED PARTY MATTERS

    As discussed in Notes 1 and 6, the primary lender to the Company is General Electric Capital Corporation ("GECC"). Subsequent to the Reorganization and immediately prior to the Offering, GECC will own 12.5 percent of the outstanding Common Stock and 100 percent of the outstanding Series C Convertible Preferred Stock, which equates to 79.5 percent of the total outstanding Common Stock and Common Stock equivalents. As discussed in Note 1, this lender was also a secured primary lender to Microdot Inc.

    GECC is also an affiliated entity to a customer (the Aircraft Engines Division of GE) that accounted for approximately 12 percent of 1996 net sales and 13 percent of accounts receivable at December 31, 1996.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
  Kaynar Technologies Inc.:

    We have audited the accompanying consolidated balance sheet of Recoil Pty Ltd (see Note 7) and Subsidiaries as of June 30, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recoil Pty Ltd and Subsidiaries as of June 30, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Melbourne, Australia
February 21, 1997

                        RECOIL PTY LTD AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME
                        FOR THE YEAR ENDED JUNE 30, 1996

Net sales.......................................................................  $9,707,335
Cost of sales...................................................................  4,218,327
                                                                                  ---------
Gross profit....................................................................  5,489,008
                                                                                  ---------
Bad debts and provision for doubtful accounts...................................      9,847
Selling, general and administrative expenses....................................  4,251,743
                                                                                  ---------
Operating income................................................................  1,227,418

Other expenses..................................................................     60,348
Non-operating income............................................................    147,355
Interest expense, net...........................................................     49,595
                                                                                  ---------
Income before income taxes......................................................  1,264,830

Provision for income taxes......................................................    404,283
                                                                                  ---------
Net income......................................................................  $ 860,547
                                                                                  ---------
                                                                                  ---------

  The accompanying notes form an integral part of these consolidated financial statements.

                        RECOIL PTY LTD AND SUBSIDIARIES

                 CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 1996

                                     ASSETS

Current Assets:

Cash............................................................................  $ 105,459
Accounts receivable, including $56,228 from a related party, net of allowance for doubtful accounts of $32,996..............................................  1,888,810
Inventories.....................................................................  2,295,380
Prepaid expenses and other current assets.......................................    120,120
                                                                                  ---------
Total current assets............................................................  4,409,769
                                                                                  ---------

Property, plant and equipment, at cost..........................................  2,276,343
Less accumulated depreciation and amortization..................................   (962,464)
                                                                                  ---------
                                                                                  1,313,879
                                                                                  ---------

Goodwill, net of accumulated amortization of $34,162............................     37,134
Other assets....................................................................        882
                                                                                  ---------
Total non-current assets........................................................  1,351,895
                                                                                  ---------
Total assets....................................................................  $5,761,664
                                                                                  ---------
                                                                                  ---------

  The accompanying notes form an integral part of these consolidated financial statements.

                        RECOIL PTY LTD AND SUBSIDIARIES

                 CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 1996

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Lines of credit, secured by substantially all assets............................  $ 451,514
Current portion of capital lease obligations....................................     14,900
Accounts payable................................................................    802,923
Accrued expenses................................................................    408,691
Income taxes payable............................................................    365,236
                                                                                  ---------
Total current liabilities.......................................................  2,043,264
                                                                                  ---------

Long-term debt..................................................................    649,481
Capital lease obligation........................................................     33,384
                                                                                  ---------
Total non-current liabilities...................................................    682,865
                                                                                  ---------
Total liabilities...............................................................  2,726,129
                                                                                  ---------

Commitments and contingencies (Note 5)

Stockholders' Equity:

Common stock, par value $0.24
  Authorized--10,100,000 shares
  Issued and outstanding--1,372,968 shares......................................    324,693
Common stock, par value $0.79
  Authorized--5,000,000 shares
  Issued and outstanding--892,859 shares........................................    703,841
Additional Paid-in Capital......................................................  1,050,297
Retained earnings...............................................................    956,704
                                                                                  ---------
Total stockholders' equity......................................................  3,035,535
                                                                                  ---------
Total liabilities and equity....................................................  $5,761,664
                                                                                  ---------
                                                                                  ---------

  The accompanying notes form an integral part of these consolidated financial statements.

                        RECOIL PTY LTD AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                        FOR THE YEAR ENDED JUNE 30, 1996

                                  COMMON STOCK    COMMON STOCK     ADDITIONAL
                                   PAR VALUE       PAR VALUE        PAID-IN
                                     $0.24           $0.79          CAPITAL      RETAINED EARNINGS     TOTAL
                                 --------------  --------------  --------------  -----------------  ------------
Balance, June 30, 1995.........    $  324,693      $  703,841     $  1,050,297      $    96,157     $  2,174,988
Net income.....................        --              --              --               860,547          860,547
                                 --------------  --------------  --------------        --------     ------------
Balance, June 30, 1996.........    $  324,693      $  703,841     $  1,050,297      $   956,704     $  3,035,535
                                 --------------  --------------  --------------        --------     ------------
                                 --------------  --------------  --------------        --------     ------------

  The accompanying notes form an integral part of these consolidated financial statements.

                        RECOIL PTY LTD AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                        FOR THE YEAR ENDED JUNE 30, 1996

Cash Flows from Operating Activities:
Net income.......................................................................  $ 860,547
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization..................................................    295,626
  Loss on sale of property, plant and equipment..................................    (10,291)
  Decrease in accounts receivable................................................    136,049
  Increase in inventories........................................................   (679,772)
  Increase in prepaid expenses...................................................    (84,570)
  Increase in other assets.......................................................    (86,925)
  Decrease in accounts payable...................................................   (240,066)
  Increase in accrued expenses...................................................    128,315
  Decrease in deferred income taxes..............................................    (24,384)
                                                                                   ---------
Net cash provided by operating activities........................................    294,529
                                                                                   ---------
Cash Flows from Investing Activities:
Purchases of plant and equipment.................................................   (741,239)
Proceeds from sales of property, plant and equipment.............................    250,811
                                                                                   ---------
Net cash used in investing activities............................................   (490,428)
                                                                                   ---------
Cash Flows from Financing Activities:
Net borrowings (payments) on line-of-credit......................................    340,338
Dividends paid...................................................................   (141,894)
Principal payments on capital lease obligation...................................    (22,103)
Net cash provided by financing activities........................................    176,341
Net increase/(decrease) in cash..................................................    (19,558)
Cash, beginning of period........................................................    125,017
                                                                                   ---------
Cash, end of period..............................................................  $ 105,459
                                                                                   ---------
                                                                                   ---------
Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
  Interest.......................................................................  $  42,631
                                                                                   ---------
                                                                                   ---------
  Income taxes...................................................................  $ 348,633
                                                                                   ---------
                                                                                   ---------

  The accompanying notes form an integral part of these consolidated financial statements.

                        RECOIL PTY LTD AND SUBSIDIARIES

             NOTES TO AND FORMING PART OF THE CONSOLIDATED ACCOUNTS

                        FOR THE YEAR ENDED JUNE 30, 1996

NOTE 1.  LINE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The company manufactures and distributes thread inserts and related products used primarily in the electronic, automotive and other industrial markets, and their associated after-markets. The company is headquartered in Oakleigh, Australia, which is outside Melbourne. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

(a) Principles of Consolidation

    The consolidated financial statements include the accounts of Recoil Pty Ltd and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b) Goodwill

    Goodwill is amortized on a straight line basis over 20 years.

(c) Property, Plant and Equipment

    Property, plant and equipment are stated at cost, less accumulated depreciation or amortization. The carrying amount of property, plant and equipment is reviewed annually to ensure it is not in excess of the recoverable amount from those assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to present values in determining recoverable amount.

    The depreciable amounts of all fixed assets, including capitalized leased assets, are depreciated over their estimated useful lives commencing from the time the asset is held ready for use.

(d) Income Tax

    The company uses the liability method of tax-effect accounting whereby the income tax expense shown in the profit and loss account is based on the pre-tax accounting profit adjusted for any permanent differences.

    Temporary differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of operating profit before income tax and taxable income are recorded either as provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

    Future income tax benefits are not recorded unless realization of the asset is assured. The amount of benefits recorded which may be realized in the future is based on the assumption that no adverse change will occur in income taxation legislation, and the anticipation that the company will derive sufficient future taxable income and comply with the conditions of deductibility imposed by the law to permit a future income tax benefit to be obtained.

    The provision for income taxes is as follows:

Tax at 36% statutory rate.........................................  $ 455,339
Increase/(decrease) in income tax expense due to:
  Non-allowance items.............................................        869
  Tax incentives and sundry items.................................    (50,288)
  Net operating loss carry-forwards not realized..................     42,034
  Tax effect of intercompany profit in inventory..................    (41,391)
  Other...........................................................     (2,280)
                                                                    ---------
Income tax expense................................................  $ 404,283
                                                                    ---------
                                                                    ---------

                        RECOIL PTY LTD AND SUBSIDIARIES

                        FOR THE YEAR ENDED JUNE 30, 1996

NOTE 1.  LINE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
(e) Foreign Currency

    TRANSACTIONS

    Foreign currency transactions during the year are converted to the Australian dollar at rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at the balance sheet date are converted at the rates of exchange ruling at that date. The gains and losses from conversion of short-term assets and liabilities, whether realized or unrealized, are included in operating profit before income tax as they arise.

    TRANSLATION OF FINANCIAL STATEMENTS

    The Australian dollar is the functional currency. These financial statements have been translated into US dollars using the year-end exchange rate for the consolidated balance sheet and the average exchange rate for the year for the consolidated statement of income.

(f) Inventories

    Inventories are measured at the lower of cost and net realizable value. Costs are assigned on a first-in, first-out basis and include direct materials, direct labor and an appropriate portion of variable and fixed overhead expenses. Inventories are composed of the following at June 30, 1996:

Raw materials...................................................  $ 380,123
Work in progress................................................     71,304
Finished goods..................................................  1,843,953
                                                                  ---------
                                                                  $2,295,380
                                                                  ---------
                                                                  ---------

NOTE 2.  PROPERTY, PLANT AND EQUIPMENT

Fixtures and fittings--at cost..................................  $ 156,662
Less: Accumulated depreciation..................................    (54,561)
                                                                  ---------
                                                                    102,101
                                                                  ---------

Office equipment--at cost.......................................    486,264
Less: Accumulated depreciation..................................   (292,546)
                                                                  ---------
                                                                    193,718
                                                                  ---------
Motor vehicles--at cost.........................................    132,492
Less: Accumulated depreciation                                      (58,443)
                                                                  ---------
                                                                     74,049
                                                                  ---------

Plant and equipment--at cost....................................  1,324,363
Less: Accumulated depreciation..................................   (548,009)
                                                                  ---------
                                                                    776,354
                                                                  ---------

                        RECOIL PTY LTD AND SUBSIDIARIES

                        FOR THE YEAR ENDED JUNE 30, 1996

NOTE 2.  PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Capital equipment--work in progress.............................    134,569
                                                                  ---------

Leased motor vehicles...........................................     41,993
Less: Accumulated amortization..................................     (8,905)
                                                                  ---------
                                                                     33,088
                                                                  ---------

                                                                  $1,313,879
                                                                  ---------
                                                                  ---------

NOTE 3.  ACCRUED EXPENSES

Other creditors...................................................  $ 261,618
Wages and payroll related.........................................    147,073
                                                                    ---------
                                                                    $ 408,691
                                                                    ---------
                                                                    ---------

NOTE 4.  LONG-TERM DEBT AND FINANCING ARRANGEMENTS

Loan--Government Agency (Australian Trade Commission).............  $ 649,481
                                                                    ---------

    This loan is unsecured and bears interest at an effective interest rate of 9.75% per annum. Principal and interest payments are due semi-annually beginning in September 1997.

    Principal repayments for the years ended December 31 are as follows:

    1997..........................................................  $ 108,061
    1998..........................................................    216,062
    1999..........................................................    216,062
    2000..........................................................    109,296
                                                                    ---------
                                                                    $ 649,481
                                                                    ---------
                                                                    ---------
Financing Arrangements
    The company has a finance facility of:........................  $ 945,960
                                                                    ---------
    At June 30, 1996 this facility was drawn upon in the amount of:.........................................................  $ 451,514
                                                                    ---------
                                                                    ---------

                        RECOIL PTY LTD AND SUBSIDIARIES

                        FOR THE YEAR ENDED JUNE 30, 1996

NOTE 5.  LEASE COMMITMENTS

(a)  Capital Lease Commitments Payable:
  --not later than one year.......................................  $  16,390
  --later than one year and not later than two years..............     13,544
  --later than two years and not later than five years............     23,755
                                                                    ---------
  Minimum lease payments..........................................     53,689
  Less: Future finance charges....................................     (5,405)
                                                                    ---------
  Total...........................................................  $  48,284
                                                                    ---------
                                                                    ---------
Representing:
  --Current.......................................................  $  14,900
  --Non-Current...................................................     33,384
                                                                    ---------
                                                                    $  48,284
                                                                    ---------
(b)  Operating Lease Commitments Payable:
  --not later than one year.......................................  $ 175,492
  --later than one year and not later than two years..............    180,248
  --later than two years and not later than five years............    571,465
                                                                    ---------
  Total operating lease commitments...............................  $ 927,205
                                                                    ---------

NOTE 6.  SEGMENT REPORTING

    The economic entity operates in the manufacturing sector where it manufactures Recoil thread inserts in Australia and distributes its products throughout Australia, USA, UK and other international markets.

NOTE 7.  SUBSEQUENT EVENT

    In August 1996 the company sold a majority of its assets to Kaynar Technologies Inc., a US business involved in the manufacture and sale of specialty fasteners, fastening system and components, for approximately $12.2 million. Subsequent to the asset sale, the company changed its name to Scuba Pty Ltd.

                [IMAGE MATERIAL: PICTURE OF AIRCRAFT IN FLIGHT.]

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                                          Page
                                                           ---
Prospectus Summary...................................           3
Risk Factors.........................................           8
The Company..........................................          13
The Reorganization...................................          13
Use of Proceeds......................................          14
Dividend Policy......................................          14
Capitalization.......................................          15
Dilution.............................................          15
Selected Consolidated Financial and Operating
  Information........................................          17
Management's Discussion and Analysis of Financial
  Condition and Results of Operations................          19
Business.............................................          24
Management...........................................          35
Certain Transactions.................................          41
Principal Stockholders and Selling Stockholder.......          43
Description of Capital Stock.........................          44
Shares Eligible for Future Sale......................          46
Underwriting.........................................          48
Legal Matters........................................          50
Experts..............................................          50
Additional Information...............................          50
Index to Consolidated Financial Statements...........         F-1

                             ---------------------

    UNTIL             , 1997 (25 DAYS AFTER THE EFFECTIVE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,000,000 SHARES

                            KAYNAR TECHNOLOGIES INC.

                                  COMMON STOCK

                              -------------------

                                   PROSPECTUS

                                          , 1997

                             ---------------------

                                LEHMAN BROTHERS

                            PAINEWEBBER INCORPORATED

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates, except the SEC registration fee and the NASD fee.

                                                                                    AMOUNT TO
                                                                                     BE PAID
                                                                                    ----------
SEC registration fee..............................................................  $   11,152
NASD fee..........................................................................      21,970
Printing and engraving expenses...................................................
Legal fees and expenses...........................................................
Accounting fees and expenses......................................................
Blue Sky qualification fees and expenses..........................................
Transfer Agent and Registrar fees.................................................
Miscellaneous fees and expenses...................................................
                                                                                    ----------
    Total.........................................................................  $  675,000
                                                                                    ----------
                                                                                    ----------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Certificate of Incorporation, as amended, of the Company contains a provision eliminating the personal liability of the directors to the Company or its stockholders to the fullest extent set forth in Section 102(b)(7) of the Delaware General Corporation Law. The By-laws of the Company provide for indemnification of directors, officers, employees and agents of the Company consistent with the provisions of Section 145 of the Delaware General Corporation Law. The Company has also entered into indemnification agreements with each director and certain executive officers that provide for the maximum protection against liability permitted by law. The indemnification agreements also provide that, to the extent the Company purchases directors and officers insurance, the directors and officers who are parties to such agreements will be covered. The Company, however, has no obligation to purchase such insurance. Reference is also made to Section 9 of the Underwriting Agreement, contained in
Exhibit 1 hereto, indemnifying officers and directors of the Company against certain liabilities.

    Burton J. Kloster, Jr., an outside director of the Company and the nominee of GECC, has entered into a separate indemnification agreement with GECC. Under the agreement, GECC will indemnify Mr. Kloster for losses, liabilities, damages and expenses incurred as a result of his acting properly on behalf of GECC, to the extent such amounts are not recoverable from the Company or any insurer of the Company.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

   NUMBER     DESCRIPTION
------------  -----------------------------------------------------------------------------------------------
    +1.1      Form of Underwriting Agreement

    +2.1      Certificate of Ownership and Merger, dated April   , 1997

    *2.2      Asset Purchase Agreement, dated January 9, 1996, among Emhart Industries, Inc., Emhart, Inc.
                and Operating Company

    *2.3 (a)  Australian Asset Sale Agreement, dated August 9, 1996, among the Vendors (as defined therein),
                Recoil Inc., RCL Pty. and Operating Company

    *2.3 (b)  US Asset Sale Agreement, dated August 9, 1996, among Recoil Inc., Operating Company, Recoil
                Pty. Ltd., the Advent Group and the Price Interests (as defined therein)

    +3.1      Amended and Restated Certificate of Incorporation of the Company

    +3.2      Amended and Restated By-laws of the Company

    +4.1      Specimen of Common Stock Certificate

    +5.1      Opinion of O'Melveny & Myers LLP regarding the legality of the Common Stock to be issued

   *10.1      Amended and Restated Term Loan Agreement, dated August 12, 1996, between the Company and GECC

   *10.2 (a)  Amended and Restated Credit Agreement, dated August 12, 1996, between Operating Company and
                GECC

   *10.2 (b)  First Amendment, Consent, and Limited Waiver to Amended and Restated Credit Agreement, dated
                December 17, 1996, between Operating Company and GECC

   *10.3      Term Loan Agreement, dated August 12, 1996, between RCL Pty. and GECC

   *10.4      PIK Dividend Note Agreement, dated January 3, 1994, among the Company, GECC and certain other parties identified therein

   *10.5      Lease with The Prudential Insurance Co. of America regarding the Fullerton, California facility

   *10.6      Lease with West L.A. Properties regarding the Placentia, California facility

   *10.7      Lease with Enfield View Pty. Ltd. regarding the Oakleigh, VIC, Australia facility

   *10.8 (a)  General Terms Agreement, dated September 20, 1996, between the Company and Boeing

   *10.8 (b)  Special Business Provisions, dated September 20, 1996, between the Company and Boeing
                (confidential treatment requested)

   *10.9      Contract Award Letter of Agreement, dated April 28, 1994, between the Company and Boeing
                (confidential treatment requested)

   +10.10     Stockholders Agreement, dated as of April   , 1997

   *21.1      List of Subsidiaries

    23.1      Consent of Independent Auditors

   +23.2      Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)

   *24.1      Powers of Attorney for Jordan A. Law, David A. Werner, and Robert M. Nelson

    24.2      Powers of Attorney for Norman A. Barkeley, Burton J. Kloster, Jr., and Richard P. Strubel

   NUMBER     DESCRIPTION
------------  -----------------------------------------------------------------------------------------------
   +27.1      Financial Data Schedule

   *99.1      Form of 1997 Stock Incentive Plan of the Company

   *99.2      Form of Employment Agreement for Messrs. Law and Werner

   *99.3      Form of Employment Agreement for Messrs. Beers, Dack, Berecz and Varholick

   *99.4      Employment Agreement for Kenneth D. Jones

   *99.5      Form of Director Indemnification Agreement

    (b) Financial Statement Schedules

    All schedules for which provision is made in the applicable accounting regulations of the Commission are provided in the Notes to the Consolidated Financial Statements included elsewhere in this Registration Statement or are not required under the applicable instructions or are inapplicable and therefore have been omitted.

------------------------

+   To be filed by pre-effective amendment.

* Previously filed with the initial Registration Statement on February 26, 1997 (SEC File No. 33-22235).

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fullerton, State of California on this 31st day of March, 1997.

                                             KAYNAR TECHNOLOGIES INC.

                                             By:       /s/ JORDAN A. LAW
                                          --------------------------------------
                                            Jordan A. Law
                                            Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                  SIGNATURE                                         TITLE                             DATE
----------------------------------------------  ----------------------------------------------  -----------------
/s/ JORDAN A. LAW                               Chief Executive Officer and Chairman of the     March 31, 1997
------------------------------------            Board
Jordan A. Law                                   (Principal Executive Officer)

/s/ DAVID A. WERNER                             Executive Vice President and Director           March 31, 1997
------------------------------------            (Principal Financial Officer)
David A. Werner

                 *                              Controller                                      March 31, 1997
------------------------------------            (Principal Accounting Officer)
Robert M. Nelson

                 *                              Director                                        March 31, 1997
------------------------------------
Norman A. Barkeley

                 *                              Director                                        March 31, 1997
------------------------------------
Burton J. Kloster, Jr.

                 *                              Director                                        March 31, 1997
------------------------------------
Richard P. Strubel

         *By:    /s/ DAVID A. WERNER
        --------------------------------
                David A. Werner
                Attorney-in-fact

                                 EXHIBIT INDEX

 NUMBER                                                 DESCRIPTION
---------  -----------------------------------------------------------------------------------------------------
     +1.1  Form of Underwriting Agreement
     +2.1  Certificate of Ownership and Merger, dated April   , 1997
     *2.2  Asset Purchase Agreement, dated January 9, 1996, among Emhart Industries, Inc., Emhart, Inc. and
             Operating Company
     *2.3(a) Australian Asset Sale Agreement, dated August 9, 1996, among the Vendors (as defined therein), Recoil
             Inc., RCL Pty. and Operating Company
     *2.3(b) US Asset Sale Agreement, dated August 9, 1996, among Recoil Inc., Operating Company, Recoil Pty.
             Ltd., the Advent Group and the Price Interests (as defined therein)
     +3.1  Amended and Restated Certificate of Incorporation of the Company
     +3.2  Amended and Restated By-laws of the Company
     +4.1  Specimen of Common Stock Certificate
     +5.1  Opinion of O'Melveny & Myers LLP regarding the legality of the Common Stock to be issued
    *10.1  Amended and Restated Term Loan Agreement, dated August 12, 1996, between the Company and GECC
    *10.2(a) Amended and Restated Credit Agreement, dated August 12, 1996, between Operating Company and GECC
    *10.2(b) First Amendment, Consent, and Limited Waiver to Amended and Restated Credit Agreement, dated December
             17, 1996, between Operating Company and GECC
    *10.3  Term Loan Agreement, dated August 12, 1996, between RCL Pty. and GECC
    *10.4  PIK Dividend Note Agreement, dated January 3, 1994, among the Company, GECC and certain other parties identified therein
    *10.5  Lease with The Prudential Insurance Co. of America regarding the Fullerton, California facility
    *10.6  Lease with West L.A. Properties regarding the Placentia, California facility
    *10.7  Lease with Enfield View Pty. Ltd. regarding the Oakleigh, VIC, Australia facility
    *10.8(a) General Terms Agreement, dated September 20, 1996, between the Company and Boeing
    *10.8(b) Special Business Provisions, dated September 20, 1996, between the Company and Boeing (confidential treatment requested)
    *10.9  Contract Award Letter of Agreement, dated April 28, 1994, between the Company and Boeing
             (confidential treatment requested)
   +10.10  Stockholders Agreement, dated as of April   , 1997
    *21.1  List of Subsidiaries
     23.1  Consent of Independent Auditors
    +23.2  Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)
    *24.1  Powers of Attorney for Jordan A. Law, David A. Warner, and Robert M. Nelson
     24.2  Powers of Attorney for Norman A. Barkeley, Burton J. Kloster, Jr., and Richard P. Strubel
    +27.1  Financial Data Schedule
    *99.1  Form of 1997 Stock Incentive Plan of the Company
    *99.2  Form of Employment Agreement for Messrs. Law and Werner
    *99.3  Form of Employment Agreement for Messrs. Beers, Dack, Berecz and Varholick
    *99.4  Employment Agreement for Kenneth D. Jones
    *99.5  Form of Director Indemnification Agreement

------------------------

+   To be filed by pre-effective amendment.

* Previously filed with the initial Registration Statement on February 26, 1997 (SEC File No. 33-22235).